Exhibit 99.2

Consolidated Financial Statements

FORTIS INC.

Audited Consolidated Financial Statements
As at and for the years ended December 31, 2022 and 2021

1	FORTIS INC.	DECEMBER 31, 2022

Consolidated Financial Statements

Table of Contents
Management's Report on Internal Control over Financial Reporting		2	NOTE 9	Other Assets	24
Report of Independent Registered Public Accounting Firm			NOTE 10	Property, Plant and Equipment	24
("PCAOB ID No. 01208") - Opinion on the Financial Statements		3	NOTE 11	Intangible Assets	25
Report of Independent Registered Public Accounting Firm - Opinion on			NOTE 12	Goodwill	26
Internal Control over Financial Reporting		5	NOTE 13	Accounts Payable and Other Current Liabilities	26
Consolidated Balance Sheets		6	NOTE 14	Long-Term Debt	27
Consolidated Statements of Earnings		7	NOTE 15	Leases	30
Consolidated Statements of Comprehensive Income		7	NOTE 16	Other Liabilities	31
Consolidated Statements of Cash Flows		8	NOTE 17	Earnings Per Common Share	32
Consolidated Statements of Changes in Equity		9	NOTE 18	Preference Shares	32
Notes to Consolidated Financial Statements			NOTE 19	Accumulated Other Comprehensive Income	33
NOTE 1	Description of Business	10	NOTE 20	Stock-Based Compensation Plans	33
NOTE 2	Regulation	11	NOTE 21	Other Income, Net	35
NOTE 3	Summary of Significant Accounting Policies	13	NOTE 22	Income Taxes	36
NOTE 4	Segmented Information	19	NOTE 23	Employee Future Benefits	37
NOTE 5	Revenue	21	NOTE 24	Supplementary Cash Flow Information	41
NOTE 6	Accounts Receivable and Other Current Assets	22	NOTE 25	Fair Value of Financial Instruments and Risk Management	41
NOTE 7	Inventories	22	NOTE 26	Commitments and Contingencies	45
NOTE 8	Regulatory Assets and Liabilities	22

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Fortis Inc. and its subsidiaries (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). The Corporation's ICFR is designed by, or under the supervision of, the Corporation's President and Chief Executive Officer ("CEO") and Executive Vice President, Chief Financial Officer ("CFO") and effected by the Corporation's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation's management, including its CEO and CFO, assessed the effectiveness of the Corporation's ICFR as of December 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2022, the Corporation's ICFR was effective.

The Corporation's ICFR as of December 31, 2022 has been audited by Deloitte LLP, an Independent Registered Public Accounting Firm, which also audited the Corporation's consolidated financial statements for the year ended December 31, 2022. Deloitte LLP issued an unqualified opinion for both audits.

February 9, 2023

/s/ David G. Hutchens	/s/ Jocelyn H. Perry
David G. Hutchens	Jocelyn H. Perry
President and Chief Executive Officer, Fortis Inc.	Executive Vice President, Chief Financial Officer, Fortis Inc.
St. John's, Canada

2	FORTIS INC.	DECEMBER 31, 2022

Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fortis Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Fortis Inc. and subsidiaries (the "Corporation") as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in equity, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2023, expressed an unqualified opinion on the Corporation's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment for Impairment of Goodwill - Refer to Notes 3 and 12 to the financial statements

Critical Audit Matter Description
The Corporation assesses goodwill for impairment annually as well as whenever any event or other change indicates that the fair value of a reporting unit may be below its carrying value. Management has determined that there is no impairment based on its current annual assessment.

Management's assessment primarily utilizes the income approach which is based on underlying estimates and assumptions with varying degrees of uncertainty. Those with the highest degree of subjectivity and impact are the assumed terminal growth rates and discount rates. Auditing these estimates and assumptions required a high degree of audit judgment and effort, including the need to involve a fair value specialist.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the terminal growth rate and discount rate used by management to estimate the fair value of more recently acquired reporting units included the following:

•Evaluating the effectiveness of controls over the estimated fair value of the reporting units, including the review and approval of the terminal growth rate and discount rate selected by management.
•Evaluating management's ability to accurately forecast the terminal growth rate by:
•Assessing the methodology used in management's determination of the terminal growth rate; and
•Comparing management's assumptions to historical data and available market trends.
•With the assistance of a fair value specialist, evaluating the reasonableness of the discount rate by:
•Testing the source information underlying the determination of the discount rate; and
•Developing a range of independent estimates and comparing those to the discount rate selected by management.

3	FORTIS INC.	DECEMBER 31, 2022

Consolidated Financial Statements
Impact of Rate Regulation on the financial statements - Refer to Notes 2, 3 and 8 to the financial statements

Critical Audit Matter Description
The Corporation's regulated utilities are subject to rate regulation and annual earnings oversight by various federal, state and provincial regulatory authorities who have jurisdiction in the United States and Canada. Rates and resultant earnings of the Corporation's regulated utilities are determined under cost of service regulation, with some using performance-based rate-setting mechanisms. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on asset value ("ROA") or common shareholders' equity ("ROE"). Regulatory decisions can have an impact on the timely recovery of costs and the regulator-approved ROE and/or ROA. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as property, plant, and equipment; regulatory assets and liabilities; operating revenues and expenses; income taxes; and depreciation expense.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the high degree of subjectivity involved in assessing the potential impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of recovery of costs incurred or a refund to customers through the rate-setting process. While the Corporation's regulated utilities have indicated they expect to recover costs from customers through regulated rates, there is a risk that the respective regulatory authority will not approve full recovery of the costs incurred and a reasonable ROE and/or ROA. Auditing these matters required especially subjective judgment and specialized knowledge of accounting for rate regulation due to its inherent complexities across different jurisdictions.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the likelihood of recovery of costs incurred or a refund to customers through the rate-setting process, included the following, among others:

•Evaluating the effectiveness of controls over the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.
•Assessing relevant regulatory orders, regulatory statutes and interpretations as well as procedural memorandums, utility and intervener filings, and other publicly available information to evaluate the likelihood of recovery in future rates or of a future reduction in rates and the ability to earn a reasonable ROA or ROE.
•For regulatory matters in progress, inspecting the regulated utilities' filings for any evidence that might contradict management's assertions. We obtained an analysis from management and letters from internal and external legal counsel, as appropriate, regarding cost recoveries or a future reduction in rates.
•Evaluating the Corporation's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.
/s/ Deloitte LLP
Chartered Professional Accountants

St. John's, Canada
February 9, 2023

We have served as the Corporation's auditor since 2017.

4	FORTIS INC.	DECEMBER 31, 2022

Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fortis Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Fortis Inc. and subsidiaries (the "Corporation") as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Corporation and our report dated February 9, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

St. John's, Canada
February 9, 2023

5	FORTIS INC.	DECEMBER 31, 2022

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

FORTIS INC.

As at December 31 (in millions of Canadian dollars)	2022	2021

ASSETS
Current assets
Cash and cash equivalents	$209	$131
Accounts receivable and other current assets (Note 6)	2,339	1,511
Prepaid expenses	146	116
Inventories (Note 7)	661	478
Regulatory assets (Note 8)	914	492
Total current assets	4,269	2,728
Other assets (Note 9)	1,213	955
Regulatory assets (Note 8)	3,095	3,097
Property, plant and equipment, net (Note 10)	41,663	37,816
Intangible assets, net (Note 11)	1,548	1,343
Goodwill (Note 12)	12,464	11,720
Total assets	$64,252	$57,659

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 14)	$253	$247
Accounts payable and other current liabilities (Note 13)	3,288	2,570
Regulatory liabilities (Note 8)	595	357
Current installments of long-term debt (Note 14)	2,481	1,628
Total current liabilities	6,617	4,802
Regulatory liabilities (Note 8)	3,320	2,865
Deferred income taxes (Note 22)	4,060	3,627
Long-term debt (Note 14)	25,931	23,707
Finance leases (Note 15)	336	333
Other liabilities (Note 16)	1,146	1,409
Total liabilities	41,410	36,743
Commitments and contingencies (Note 26)
Equity
Common shares (1)	14,656	14,237
Preference shares (Note 18)	1,623	1,623
Additional paid-in capital	10	10
Accumulated other comprehensive income (loss) (Note 19)	1,008	(40)
Retained earnings	3,733	3,458
Shareholders' equity	21,030	19,288
Non-controlling interests	1,812	1,628
Total equity	22,842	20,916
Total liabilities and equity	$64,252	$57,659

(1) No par value. Unlimited authorized shares. 482.2 million and 474.8 million issued and outstanding as at December 31, 2022 and 2021, respectively	Approved on Behalf of the Board
	/s/ Jo Mark Zurel	/s/ Maura J. Clark

	Jo Mark Zurel,	Maura J. Clark,

See accompanying Notes to Consolidated Financial Statements	Director	Director

6	FORTIS INC.	DECEMBER 31, 2022

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EARNINGS

FORTIS INC.

For the years ended December 31 (in millions of Canadian dollars, except per share amounts)	2022	2021

Revenue (Note 5)	$11,043	$9,448

Expenses
Energy supply costs	3,952	2,951
Operating expenses	2,683	2,523
Depreciation and amortization	1,668	1,505
Total expenses	8,303	6,979
Operating income	2,740	2,469
Other income, net (Note 21)	165	173
Finance charges	1,102	1,003
Earnings before income tax expense	1,803	1,639
Income tax expense (Note 22)	289	234
Net earnings	$1,514	$1,405

Net earnings attributable to:
Non-controlling interests	$120	$111
Preference equity shareholders	64	63
Common equity shareholders	1,330	1,231
	$1,514	$1,405

Earnings per common share (Note 17)
Basic	$2.78	$2.61
Diluted	$2.78	$2.61

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 (in millions of Canadian dollars)	2022	2021

Net earnings	$1,514	$1,405

Other comprehensive income ( loss)
Unrealized foreign currency translation gains (losses), net of hedging activities and income tax recovery (expense) of $15 million and $(2) million, respectively	1,100	(93)
Other, net of income tax expense of $21 million and $3 million, respectively	73	8
	1,173	(85)
Comprehensive income	$2,687	$1,320

Comprehensive income attributable to:
Non-controlling interests	$245	$100
Preference equity shareholders	64	63
Common equity shareholders	2,378	1,157
	$2,687	$1,320

See accompanying Notes to Consolidated Financial Statements

7	FORTIS INC.	DECEMBER 31, 2022

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FORTIS INC.

For the year ended December 31 (in millions of Canadian dollars)	2022	2021

Operating activities
Net earnings	$1,514	$1,405
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	1,460	1,313
Amortization - intangible assets	145	136
Amortization - other	63	56
Deferred income tax expense (Note 22)	182	147
Equity component, allowance for funds used during construction (Note 21)	(78)	(77)
Other	105	75
Change in long-term regulatory assets and liabilities	162	(4)
Change in working capital (Note 24)	(479)	(144)
Cash from operating activities	3,074	2,907

Investing activities
Additions to property, plant and equipment	(3,587)	(3,189)
Additions to intangible assets	(278)	(197)
Contributions in aid of construction	111	93
Contributions to equity-accounted investees	(100)	—
Other	(205)	(195)
Cash used in investing activities	(4,059)	(3,488)

Financing activities
Proceeds from long-term debt, net of issuance costs (Note 14)	3,067	1,324
Repayments of long-term debt and finance leases	(1,526)	(634)
Borrowings under committed credit facilities	6,651	5,082
Repayments under committed credit facilities	(6,381)	(4,749)
Net change in short-term borrowings	(21)	115
Issue of common shares, net of costs, and dividends reinvested	53	60
Dividends
Common shares, net of dividends reinvested	(673)	(608)
Preference shares	(64)	(63)
Subsidiary dividends paid to non-controlling interests	(66)	(58)
Other	(5)	(18)
Cash from financing activities	1,035	451
Effect of exchange rate changes on cash and cash equivalents	28	12
Change in cash and cash equivalents	78	(118)
Cash and cash equivalents, beginning of year	131	249
Cash and cash equivalents, end of year	$209	$131

Supplementary Cash Flow Information (Note 24)

See accompanying Notes to Consolidated Financial Statements

8	FORTIS INC.	DECEMBER 31, 2022

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FORTIS INC.

For the years ended December 31 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares (Note 18)	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss) (Note 19)	Retained Earnings	Non-Controlling Interests	Total Equity

As at December 31, 2021	474.8	$14,237	$1,623	$10	$(40)	$3,458	$1,628	$20,916
Net earnings	—	—	—	—	—	1,394	120	1,514
Other comprehensive income	—	—	—	—	1,048	—	125	1,173
Common shares issued	7.4	419	—	(2)	—	—	—	417
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(66)	(66)
Dividends declared on common shares ($2.20 per share)	—	—	—	—	—	(1,055)	—	(1,055)
Dividends on preference shares	—	—	—	—	—	(64)	—	(64)
Other	—	—	—	2	—	—	5	7
As at December 31, 2022	482.2	$14,656	$1,623	$10	$1,008	$3,733	$1,812	$22,842

As at December 31, 2020	466.8	$13,819	$1,623	$11	$34	$3,210	$1,587	$20,284
Net earnings	—	—	—	—	—	1,294	111	1,405
Other comprehensive loss	—	—	—	—	(74)	—	(11)	(85)
Common shares issued	8.0	418	—	(2)	—	—	—	416
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(58)	(58)
Dividends declared on common shares ($2.08 per share)	—	—	—	—	—	(983)	—	(983)
Dividends on preference shares	—	—	—	—	—	(63)	—	(63)
Other	—	—	—	1	—	—	(1)	—
As at December 31, 2021	474.8	$14,237	$1,623	$10	$(40)	$3,458	$1,628	$20,916

See accompanying Notes to Consolidated Financial Statements

9	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
1. DESCRIPTION OF BUSINESS

Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company. Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company ("ITCTransmission"), Michigan Electric Transmission Company, LLC ("METC"), ITC Midwest LLC ("ITC Midwest"), and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

ITC owns and operates high-voltage transmission lines in Michigan's lower peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma. ITC also has electric transmission system assets under construction in Wisconsin.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNS Electric") and UNS Gas, Inc. ("UNS Gas").

UNS Energy's largest operating subsidiary, TEP, and UNS Electric are vertically integrated regulated electric utilities. They generate, transmit and distribute electricity to retail customers in southeastern Arizona, including the greater Tucson metropolitan area in Pima County and parts of Cochise County, as well as in Santa Cruz and Mohave counties. TEP also sells wholesale electricity to other entities in the western United States. Together they own generating capacity of 3,328 megawatts ("MW"), including 68 MW of solar capacity and 250 MW of wind capacity. Several generating assets in which they have an interest are jointly owned.

UNS Gas is a regulated gas distribution utility serving retail customers in Arizona's Mohave, Yavapai, Coconino, Navajo and Santa Cruz counties.

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation. Central Hudson is a regulated electric and gas transmission and distribution utility that serves portions of New York State's Mid-Hudson River Valley and owns gas-fired and hydroelectric generating capacity totalling 65 MW.

FortisBC Energy: FortisBC Energy Inc., which is the largest regulated distributor of natural gas in British Columbia, provides transmission and distribution services in over 135 communities. FortisBC Energy obtains natural gas supplies primarily from northeastern British Columbia and Alberta on behalf of most customers.

FortisAlberta: FortisAlberta Inc. is a regulated electricity distribution utility operating in a substantial portion of southern and central Alberta. It is not involved in the direct sale of electricity.

FortisBC Electric: FortisBC Inc. is an integrated regulated electric utility operating in the southern interior of British Columbia. It owns four hydroelectric generating facilities with a combined capacity of 225 MW. It also provides operating, maintenance and management services relating to five hydroelectric generating facilities in British Columbia that are owned by third parties.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc. ("Newfoundland Power"); Maritime Electric Company, Limited ("Maritime Electric"); FortisOntario Inc. ("FortisOntario"); a 39% equity investment in Wataynikaneyap Power Limited Partnership ("Wataynikaneyap Partnership"); an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively, "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Newfoundland Power is an integrated regulated electric utility and the principal distributor of electricity on the island portion of Newfoundland and Labrador with a generating capacity of 143 MW, of which 97 MW is hydroelectric. Maritime Electric is an integrated regulated electric utility and the principal distributor of electricity on Prince Edward Island ("PEI") with on-Island generating capacity of 90 MW. FortisOntario consists of three regulated electric utilities that provide service to customers in Fort Erie, Cornwall, Gananoque, Port Colborne and the District of Algoma in Ontario with a generating capacity of 5 MW. Wataynikaneyap Partnership is a partnership between 24 First Nations communities, Fortis and Algonquin Power & Utilities Corp. with a mandate to connect remote First Nations communities to the electricity grid in Ontario through the development of new transmission lines.

Caribbean Utilities is an integrated regulated electric utility and the sole electricity provider on Grand Cayman with a diesel-powered generating capacity of 166 MW. FortisTCI consists of two integrated regulated electric utilities that provide electricity to certain Turks and Caicos Islands and has a generating capacity of 86 MW, including 84 MW of diesel-powered generating capacity and 2 MW of solar capacity. Belize Electricity is an integrated electric utility and the principal distributor of electricity in Belize.

10	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
1. DESCRIPTION OF BUSINESS (cont'd)

Non-Regulated
Energy Infrastructure: Long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia. Generation assets in Belize consist of three hydroelectric generating facilities with a combined generating capacity of 51 MW, held through the Corporation's indirectly wholly owned subsidiary Fortis Belize Limited (formerly known as Belize Electric Company Limited). The output is sold to Belize Electricity under 50-year power purchase agreements ("PPAs"). Fortis indirectly owns 93.8% of Aitken Creek, with the remainder owned by BP Canada Energy Company. Aitken Creek is the only underground natural gas storage facility in British Columbia and has a working gas capacity of 77 billion cubic feet.

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis and non-regulated holding company expenses.

2. REGULATION

General
The earnings of the Corporation's regulated utilities are determined under cost of service ("COS") regulation, with some using performance-based rate setting ("PBR") mechanisms.

Under COS regulation, the regulator sets customer rates to permit a reasonable opportunity for the timely recovery of the estimated costs of providing service, including a fair rate of return on a deemed or targeted capital structure applied to an approved regulatory asset value ("rate base"). PBR mechanisms generally apply a formula that incorporates inflation and assumed productivity improvements for a set term.

The ability to recover prudently incurred costs of providing service and earn the regulator‑approved rate of return on common shareholders' equity ("ROE") and/or rate of return on rate base assets ("ROA") may depend on achieving the forecasts established in the rate-setting process. There can be varying degrees of regulatory lag between when costs are incurred and when they are reflected in customer rates.

The Corporation's regulated utilities, where applicable, are permitted by their respective regulators to flow through to customers, without markup, the cost of natural gas, fuel and/or purchased power through base customer rates and/or the use of rate stabilization and other mechanisms (Note 8).

11	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
2. REGULATION (cont'd)

Nature of Regulation
		Allowed Common Equity (%)	Allowed ROE (1) (%)
Regulated Utility	Regulatory Authority		2022	2021	Significant Features
ITC (2)	Federal Energy Regulatory Commission ("FERC")	60.0	10.77	10.77	Cost-based formula rates, with annual true-up mechanism (3) Incentive adders

TEP	Arizona Corporation Commission ("ACC") (4)	53.0	9.15	9.15	COS regulation Historical test year
	FERC	(5)	9.79	9.79	Formula transmission rates
UNS Electric	ACC	52.8	9.50	9.50
UNS Gas	ACC	50.8	9.75	9.75

Central Hudson (6)	New York State Public Service Commission ("PSC")	49.0	9.00	9.00	COS regulation Future test year

FortisBC Energy (7)	British Columbia Utilities Commission ("BCUC")	38.5	8.75	8.75	COS regulation with formula components and incentives (8)

FortisBC Electric (7)	BCUC	40.0	9.15	9.15	Future test year

FortisAlberta	Alberta Utilities Commission ("AUC")	37.0	8.50	8.50	PBR (9)

Newfoundland Power	Newfoundland and Labrador Board of Commissioners of Public Utilities	45.0	8.50	8.50	COS regulation Future test year

Maritime Electric	Island Regulatory and Appeals Commission	40.0	9.35	9.35	COS regulation Future test year

FortisOntario (10)	Ontario Energy Board	40.0	8.52-9.30	8.52-9.30	COS regulation with incentive mechanisms

Caribbean Utilities (11)	Utility Regulation and Competition Office	N/A	6.25-8.25	6.00-8.00	COS regulation Rate-cap adjustment mechanism based on published consumer price indices

FortisTCI (12)	Government of the Turks and Caicos Islands	N/A	15.00-17.50	15.00-17.50	COS regulation Historical test year

(1)    ROA for Caribbean Utilities and FortisTCI
(2)    Includes the allowed common equity and base ROE plus incentive adders for ITCTransmission, METC, and ITC Midwest. See "Significant Regulatory Developments" below
(3)    Annual true-up collected or refunded in rates within a two-year period
(4)    Approved ROE of 9.15% with a 0.20% return on the fair value increment. A general rate application requesting new rates effective September 1, 2023 is ongoing. See "Significant Regulatory Developments" below
(5)    The allowed common equity component for FERC transmission rates is formulaic, and is updated annually based on TEP's actual equity ratio
(6)    Effective July 1, 2021 Central Hudson's approved common equity component of capital structure was 50%, declining by 1% annually to 48% in the third rate year
(7)    A generic cost of capital ("GCOC") proceeding is ongoing. See "Significant Developments" below
(8)    Formula and incentives have been set through 2024
(9)    FortisAlberta is subject to PBR including mechanisms for flow-through costs and capital expenditures not otherwise recovered through customer rates. FortisAlberta's current PBR term expired as of December 31, 2022. See "Significant Regulatory Developments" below
(10)    Two of FortisOntario's utilities follow COS regulation with incentive mechanisms, while the remaining utility is subject to a 35-year franchise agreement expiring in 2033
(11)    Operates under licences from the Government of the Cayman Islands. Its exclusive transmission and distribution licence is for an initial 20-year period, expiring in April 2028, with a provision for automatic renewal. Its non-exclusive generation licence is for a 25-year term, expiring in November 2039
(12)    Operates under 50-year licences from the Government of the Turks and Caicos Islands, which expire in 2036 and 2037

Significant Regulatory Developments

ITC
ITC Midwest Capital Structure Complaint: In May 2022, the Iowa Coalition for Affordable Transmission ("ICAT") filed a complaint with FERC under Section 206 of the Federal Power Act requesting that ITC Midwest's common equity component of capital structure be reduced from 60% to 53%. ICAT alleged that ITC Midwest does not meet FERC's three-part test for authorizing the use of the utility's actual capital structure for rate-making purposes. In November 2022, FERC issued an order denying the complaint, and in December 2022, ICAT filed a request for rehearing with FERC. As at December 31, 2022, ITC Midwest has not recorded a regulatory liability related to the complaint.

12	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
2. REGULATION (cont'd)

MISO Base ROE: In August 2022, the U.S. Court of Appeals for the District of Columbia Circuit issued a decision vacating certain FERC orders that had established the methodology for setting the base ROE for transmission owners operating in the Midcontinent Independent System Operator, Inc. (“MISO”) region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which is unknown.

Transmission Incentives: In 2021, FERC issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding is unknown.

UNS Energy
TEP General Rate Application: In June 2022, TEP filed a general rate application with the ACC requesting new rates effective September 1, 2023 using a December 31, 2021 test year. The application reflects a US$136 million net increase in non-fuel and fuel-related revenue, as well as proposals to eliminate certain adjustor mechanisms, and modify an existing adjustor to provide more timely recovery of clean energy investments. The timing and outcome of this proceeding is unknown.

Central Hudson
Customer Information System ("CIS") Implementation: In December 2022, the PSC released a report into the deployment by Central Hudson of its new CIS. The PSC also issued an Order to Commence Proceeding and Show Cause, which directed Central Hudson to explain why the PSC should not pursue civil or administrative penalties or initiate a proceeding to review the prudence of the CIS implementation costs. Central Hudson was also required to submit a plan to eliminate bi-monthly bill estimates and to evaluate the customer impacts of such a change. Central Hudson's response was filed in January 2023. The timing and outcome of this proceeding is unknown.

FortisBC Energy and FortisBC Electric
GCOC Proceeding: In 2021, the BCUC initiated a proceeding including a review of the common equity component of capital structure and the allowed ROE. FortisBC filed a final argument with the BCUC in December 2022 and the proceeding remains ongoing, with a decision expected in the second quarter of 2023.

FortisAlberta
2023/2024 GCOC Proceeding: In January 2022, the AUC initiated proceedings to establish the cost of capital parameters for Alberta regulated utilities for 2023 and to consider a formula-based approach to setting the allowed ROE for 2024 and beyond. In March 2022, the AUC issued a decision extending the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2023. The GCOC proceeding for 2024 and beyond remains ongoing, and a decision is expected in the third quarter of 2023.

2023 COS Application: In July 2022, the AUC issued a decision largely accepting the forecast requested in FortisAlberta's COS application. The associated compliance filing, including the updated 2023 revenue requirement, was approved by the AUC in December 2022.

Third PBR Term: In July 2021, the AUC issued a decision confirming that Alberta distribution utilities will be subject to a third PBR term commencing in 2024 with going-in rates based on the 2023 COS rebasing. The AUC also initiated a new proceeding to consider the design of the third PBR term. FortisAlberta is participating in this proceeding and a decision from the AUC is expected in 2023.

Rural Electrification Association ("REA") Cost Recovery: In 2021, the AUC determined that costs attributable to REAs, approximating $10 million annually, can no longer be recovered from FortisAlberta's rate payers, effective January 1, 2023. FortisAlberta filed an appeal with the Alberta Court of Appeal, asserting that the AUC erred in preventing the company from recovering these costs from its own rate payers to the extent that such costs cannot be recovered directly from REAs. The appeal was heard in December 2022, and a decision from the Court is expected in first quarter of 2023.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for rate-regulated entities, and are in Canadian dollars unless otherwise indicated.

These consolidated financial statements include the accounts of the Corporation and its subsidiaries. They reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities. Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with U.S. GAAP for rate-regulated entities.

13	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Cash and Cash Equivalents
Cash and cash equivalents include cash, cash held in margin accounts, and short-term deposits with initial maturities of three months or less from the date of deposit.

Allowance for Credit Losses
Fortis and its subsidiaries recognize an allowance for credit losses to reduce accounts receivable for amounts estimated to be uncollectible. The allowance for credit losses is estimated based on historical collection patterns, sales, and current and forecast economic and other conditions. Accounts receivable are written off in the period in which they are deemed uncollectible.

Inventories
Inventories, consisting of materials and supplies, gas, fuel and coal in storage, are measured at the lower of weighted average cost and net realizable value.

Regulatory Assets and Liabilities
Regulatory assets and liabilities arise as a result of the utility rate-setting process and are subject to regulatory approval. Regulatory assets represent future revenues and/or receivables associated with certain costs incurred that will be, or are expected to be, recovered from customers in future periods through the rate-setting process. Regulatory liabilities represent: (i) future reductions or limitations of increases in revenue associated with amounts that will be, or are expected to be, refunded to customers through the rate-setting process; or (ii) obligations to provide future service that customers have paid for in advance.

Certain remaining recovery and settlement periods are those expected by management and the actual periods could differ based on regulatory approval.

Investments
Investments are reviewed annually for potential impairment in value. Impairments are recognized when identified.

Property, Plant and Equipment
Property, plant and equipment ("PPE") are recognized at cost less accumulated depreciation. Contributions in aid of construction by customers and governments are recognized as a reduction in the cost of, and are amortized in a manner consistent with, the related PPE.

Depreciation rates of the Corporation's regulated utilities include a provision for estimated future removal costs not identified as a legal obligation. The provision is recognized as a long-term regulatory liability (Note 8) against which actual removal costs are netted when incurred.

The Corporation's regulated utilities derecognize PPE on disposal or when no future economic benefits are expected from their use. Upon derecognition, any difference between cost and accumulated depreciation, net of salvage proceeds, is charged to accumulated depreciation. No gain or loss is recognized.

Through methodologies established by their respective regulators, the Corporation's regulated utilities capitalize: (i) overhead costs that are not directly attributable to specific PPE but relate to the overall capital expenditure plan; and (ii) an allowance for funds used during construction ("AFUDC"). The debt component of AFUDC for 2022 totalled $45 million (2021 - $39 million) and is reported as a reduction of finance charges and the equity component is reported as other income (Note 21). Both components are recorded to earnings through depreciation expense over the estimated service lives of the applicable PPE.

Excluding UNS Energy and Central Hudson, PPE includes inventory held for the development, construction and betterment of other assets. As required by its regulators, UNS Energy and Central Hudson recognize such items as inventory until used and reclassifies them to PPE once put into service.

Repairs and maintenance costs are charged to earnings in the period incurred. Replacements and betterments that extend the useful lives of PPE are capitalized.

PPE is depreciated using the straight-line method based on the estimated service lives of the assets. Depreciation rates for regulated PPE are approved by the respective regulators and ranged from 0.5% to 39.8% for 2022 (2021 - 0.9% to 39.8%). The weighted average composite rate of depreciation, before reduction for amortization of contributions in aid of construction, was 2.7% for 2022 (2021 – 2.6%).

14	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The service life ranges and weighted average remaining service life of PPE as at December 31 were as follows.

	2022		2021
(years)	Service Life Ranges	Weighted Average Remaining Service Life	Service Life Ranges	Weighted Average Remaining Service Life
Distribution
Electric	5-80	31	5-80	32
Gas	18-95	39	18-95	38
Transmission
Electric	20-90	41	20-90	42
Gas	10-85	35	10-85	35
Generation	5-95	22	5-95	23
Other	3-80	11	3-70	13
Intangible Assets
Intangible assets are recorded at cost less accumulated amortization. Their useful lives are assessed to be either indefinite or finite.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, either individually or, where the particular entity also has goodwill, at the reporting unit level in conjunction with goodwill impairment testing. An annual review is completed to determine whether the indefinite life assessment continues to be supportable. If not, the resultant changes are made prospectively.

Intangible assets with finite lives are amortized using the straight-line method based on the estimated service lives of the assets. Amortization rates for regulated intangible assets are approved by the respective regulators and ranged from 1.0% to 33.0% for 2022 (2021 – 1.0% to 33.0%).

The service life ranges and weighted average remaining service life of finite-life intangible assets as at December 31 were as follows.

	2022		2021
(years)	Service Life Ranges	Weighted Average Remaining Service Life	Service Life Ranges	Weighted Average Remaining Service Life
Computer software	3-15	5	3-15	4
Land, transmission and water rights	34-90	54	34-90	55
Other	10-100	11	10-100	11
The Corporation's regulated utilities derecognize intangible assets on disposal or when no future economic benefits are expected from their use. Upon derecognition any difference between the cost and accumulated amortization of the asset, net of salvage proceeds, is charged to accumulated amortization. No gain or loss is recognized.

Impairment of Long-Lived Assets
The Corporation reviews the valuation of PPE, intangible assets with finite lives, and other long-term assets when events or changes in circumstances indicate that the total undiscounted cash flows expected to be generated by the asset may be below carrying value. If that is determined to be the case, the asset is written down to estimated fair value and an impairment loss is recognized.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets related to business acquisitions.

Goodwill at each of the Corporation's 11 reporting units is tested for impairment annually and whenever an event or change in circumstances indicates that fair value may be below carrying value. If so determined, goodwill is written down to estimated fair value and an impairment loss is recognized.

The Corporation performs a qualitative assessment on each reporting unit, and if it is determined that it is not likely that fair value is less than carrying value, then a quantitative estimate of fair value is not required. When a quantitative assessment is performed, the primary method for estimating fair value of the reporting units is the income approach, whereby net cash flow projections are discounted. Underlying estimates and assumptions, with varying degrees of uncertainty, include the amount and timing of expected future cash flows, growth rates, and discount rates. A secondary valuation, the market approach along with a reconciliation of the total estimated fair value of all the reporting units to the Corporation's market capitalization, is also performed and evaluated.

15	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Deferred Financing Costs
Issue costs, discounts and premiums are recognized against, and amortized over the life of, the related long-term debt.

Employee Future Benefits
Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including certain health and dental coverage and life insurance benefits, for qualifying members. The costs of defined contribution pension plans are expensed as incurred.

For defined benefit pension and OPEB plans, the projected or accumulated benefit obligation and net benefit costs are actuarially determined using the projected benefits method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, for OPEB plans, expected health care costs. Discount rates reflect market interest rates on high‑quality bonds with cash flows that match the timing and amount of expected pension or OPEB payments.

Defined benefit pension and OPEB plan assets are recognized at fair value. For the purpose of determining defined benefit pension cost, FortisBC Energy and Newfoundland Power use the market-related value whereby investment returns in excess of, or below, expected returns are recognized in the asset value over a period of three years.

The excess of any cumulative net actuarial gain or loss over 10% of the greater of: (i) the projected or accumulated benefit obligation; and (ii) the fair value or market-related value, as applicable, of plan assets at the beginning of the fiscal year, along with unamortized past service costs, are deferred and amortized over the average remaining service period of active employees.

The net funded or unfunded status of defined benefit pension and OPEB plans, measured as the difference between the fair value of the plan assets and the projected or accumulated benefit obligation, is recognized on the Corporation's consolidated balance sheets.

For most of the Corporation's regulated utilities, any difference between defined benefit pension or OPEB plan costs ordinarily recognized under U.S. GAAP and those recovered from customers in current rates is subject to deferral account treatment and is expected to be recovered from, or refunded to, customers in future rates. In addition, any unamortized balances related to net actuarial gains and losses, past service costs and transitional obligations associated with defined benefit pension or OPEB plans, as applicable, which would otherwise be recognized in accumulated other comprehensive income, are subject to deferral account treatment (Note 8).

Leases
A right-of-use asset and lease liability is recognized for leases with a lease term greater than 12 months. The right-of-use asset and liability are both measured at the present value of future lease payments, excluding variable payments that are based on usage or performance. Future lease payments include both lease components (e.g., rent, real estate taxes and insurance costs) and non-lease components (e.g., common area maintenance costs), which Fortis accounts for as a single lease component. The present value is calculated using the rate implicit in the lease or a lease-specific secured interest rate based on the remaining lease term. Renewal options are included in the lease term when it is reasonably certain that the option will be exercised.

Finance leases are depreciated over the lease term, except where: (i) ownership of the asset is transferred at the end of the lease term, in which case depreciation is over the estimated service life of the underlying asset; and (ii) the regulator has approved a different recovery methodology for rate-setting purposes, in which case the timing of the expense recognition will conform to the regulator's requirements.

Revenue Recognition
Most revenue is derived from energy sales and the provision of transmission services to customers based on regulator-approved tariff rates. Most contracts have a single performance obligation, being the delivery of energy or the provision of transmission services. No component of the transaction price is allocated to unsatisfied performance obligations. Energy sales are generally measured in kilowatt hours, gigajoules or transmission load delivered. The billing of energy sales is based on customer meter readings, which occur systematically throughout each month. The billing of transmission services at ITC is based on peak monthly load.

FortisAlberta is a distribution company and is required by its regulator to arrange and pay for transmission services with the Alberta Electric System Operator. This includes the collection of transmission revenue from its customers, which occurs through the transmission component of its regulator-approved rates. FortisAlberta reports transmission revenue and expenses on a net basis.

Electricity, gas and transmission service revenue includes an estimate for unbilled energy consumed or service provided since the last meter reading that has not been billed at the end of the reporting period. Sales estimates generally reflect an analysis of historical consumption in relation to key inputs, such as current energy prices, population growth, economic activity, weather conditions and system losses. Unbilled revenue accruals are adjusted in the periods actual consumption becomes known.

Generation revenue from non-regulated operations is recognized on delivery at contracted fixed or market rates.

Variable consideration is estimated at the most likely amount and reassessed at each reporting date until the amount is known. Variable consideration, including amounts subject to a future regulatory decision, is recognized as a refund liability until entitlement is probable.

Revenue excludes sales and municipal taxes collected from customers.

16	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Revenue Recognition (cont'd)
The Corporation has elected not to assess or account for any significant financing components associated with revenue billed in accordance with equal payment plans as the period between the transfer of energy to customers and the customers' payment is less than one year.

Revenue is disaggregated by geography, regulatory status, and substantially autonomous utility operations (Note 5). This represents the level of disaggregation used by the Corporation's President and Chief Executive Officer ("CEO") to allocate resources and evaluate performance.

Stock-Based Compensation
Effective January 1, 2022, stock options have been excluded from the Corporation's long-term incentive mix. Compensation expense related to stock options granted in 2021 or prior were measured at the grant date using the Black-Scholes fair value option-pricing model with each grant amortized to compensation expense evenly over the four-year vesting period, with the offsetting entry to additional paid-in capital. Fortis satisfies stock option exercises by issuing common shares from treasury. Upon exercise, proceeds are credited to capital stock at the option prices and the fair value of the options, as previously recognized, is reclassified from additional paid-in capital to capital stock.

Fortis recognizes liabilities associated with its directors' Deferred Share Unit ("DSU"), Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") Plans. DSUs and PSUs, represent cash-settled awards whereas RSU's represent cash or share-settled awards, depending on settlement elections and the share ownership requirements of the executive. The fair value of these liabilities is based on the five-day volume weighted average price ("VWAP") of the Corporation's common shares at the end of each reporting period. The VWAP as at December 31, 2022 was $54.65 (2021 - $61.08). The fair value of the PSU liability is also based on the expected payout probability, based on historical performance in accordance with the defined metrics of each grant and management's best estimate.

Compensation expense is recognized on a straight-line basis over the vesting period, which for the PSU and RSU Plans is over the lesser of three years or the period to retirement eligibility and for the DSU Plan is at the time of grant. Forfeitures are accounted for as they occur.

Foreign Currency Translation
Assets and liabilities of the Corporation's foreign operations, all of which have a U.S. dollar functional currency, are translated at the exchange rate in effect at the balance sheet date and the resultant unrealized translation gains and losses are recognized in accumulated other comprehensive income. The exchange rate as at December 31, 2022 was US$1.00=CA$1.36 (2021 – US$1.00=CA$1.26).

Revenue and expenses of the Corporation's foreign operations are translated at the average exchange rate for the reporting period, which was US$1.00=CA$1.30 for 2022 (2021 - US$1.00=CA$1.25).

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Translation gains and losses are recognized in earnings.

Translation gains and losses on foreign currency-denominated debt that is designated as an effective hedge of foreign net investments are recognized in other comprehensive income.

Derivatives and Hedging
Derivatives Not Designated as Hedges
Derivatives not designated as hedges are used by: (i) Fortis, to manage cash flow risk associated with forecast U.S. dollar cash inflows and forecast future cash settlements of DSU, PSU and RSU obligations; (ii) UNS Energy, to meet forecast load and reserve requirements; and (iii) Aitken Creek, to manage commodity price risk, capture natural gas price spreads, and manage the financial risk of physical transactions. These derivatives are measured at fair value with changes thereto recognized in earnings.

Derivatives not designated as hedges are also used by UNS Energy, Central Hudson and FortisBC Energy to reduce energy price risk associated with purchased power and gas requirements. The settled amounts of these derivatives are generally included in regulated rates, as permitted by the respective regulators. These derivatives are measured at fair value with changes recognized as regulatory assets or liabilities for recovery from, or refund to, customers in future rates (Note 8).

Derivatives that meet the normal purchase or normal sale scope exception are not measured at fair value and settled amounts are recognized in earnings as energy supply costs.

Derivatives Designated as Hedges
Fortis, ITC and UNS Energy use cash flow hedges, from time to time, to manage interest rate risk. Unrealized gains and losses are initially recognized in accumulated other comprehensive income and reclassified to earnings when the underlying hedged transaction affects earnings.

The Corporation's earnings from, and net investments in, foreign subsidiaries and certain equity-accounted investments are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has hedged a portion of this exposure through U.S. dollar-denominated debt at the corporate level. Exchange rate fluctuations associated with the translation of this debt and the foreign net investments are recognized in accumulated other comprehensive income.

17	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Derivatives and Hedging (cont'd)
Presentation of Derivatives
The fair value of derivatives is recognized as current or long-term assets and liabilities depending on the timing of settlements and resulting cash flows. Derivatives under master netting agreements and collateral positions are presented on a gross basis. Cash flows associated with the settlement of all derivatives are presented in operating activities in the consolidated statements of cash flows.

Income Taxes
The Corporation and its taxable subsidiaries follow the asset and liability method of accounting for income taxes. Current income tax expense or recovery is recognized for the estimated income taxes payable or receivable in the current year.

Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes that are "more likely than not" to be realized. They are measured using enacted income tax rates and laws in effect when the temporary differences are expected to be recovered or settled. The effect of a change in income tax rates on deferred income tax assets and liabilities is recognized in earnings in the period when the change occurs. Valuation allowances are recognized when it is "more likely than not" that all of, or a portion of, a deferred income tax asset will not be realized.

Customer rates at ITC, UNS Energy, Central Hudson and Maritime Electric reflect current and deferred income tax. Customer rates at FortisAlberta reflect current income tax. Customer rates at FortisBC Energy, FortisBC Electric, Newfoundland Power and FortisOntario reflect current income tax and, for certain regulatory balances, deferred income tax. Caribbean Utilities, FortisTCI and Fortis Belize are not subject to income tax.

Differences between the income tax expense or recovery recognized under U.S. GAAP and reflected in current customer rates, which is expected to be recovered from, or refunded to, customers in future rates, are recognized as regulatory assets or liabilities (Note 8).

Fortis does not recognize deferred income taxes on temporary differences related to investments in foreign subsidiaries where it intends to indefinitely reinvest earnings. The difference between the carrying values of these foreign investments and their tax bases, resulting from unrepatriated earnings and currency translation adjustments, is approximately $5.3 billion as at December 31, 2022 (2021 - $4.1 billion). If such earnings are repatriated, the Corporation may be subject to income taxes and foreign withholding taxes. The determination of the amount of unrecognized deferred income tax liabilities on such amounts is impractical.

Tax benefits associated with actual or expected income tax positions are recognized when the "more likely than not" recognition threshold is met. The tax benefits are measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement.

Income tax interest and penalties are recognized as income tax expense when incurred.

Asset Retirement Obligations
The Corporation's subsidiaries have asset retirement obligations ("AROs") associated with certain generation, transmission, distribution and interconnection assets, including land and environmental remediation and/or asset removal. These assets and related licences, permits, rights-of-way and agreements are reasonably expected to effectively exist and operate in perpetuity due to their nature. Consequently, where the final date and cost of remediation and/or removal of the noted assets cannot be reasonably determined, AROs have not been recognized.

Otherwise, AROs are recognized at fair value in the period incurred as an increase in PPE and long-term other liabilities (Note 16) if a reasonable estimate of fair value can be determined. Fair value is estimated as the present value of expected future cash outlays, discounted at a credit-adjusted risk-free interest rate. The increase in the liability due to the passage of time is recognized through accretion and the capitalized cost is depreciated over the useful life of the asset. Accretion and depreciation expense are deferred as a regulatory asset or liability based on regulatory recovery of these costs. Actual settlement costs are recognized as a reduction in the accrued liability.

Contingencies
Fortis and its subsidiaries are subject to various legal proceedings and claims that arise in the normal course of business. Management makes judgments regarding the future outcome of contingent events and recognizes a loss based on its best estimate when it is determined that such loss, or range of loss, is probable and can be reasonably estimated. Legal fees are expensed as incurred. When a loss is recoverable in future rates, a regulatory asset is also recognized.

Management regularly reviews current information to determine whether recognized provisions should be adjusted and new provisions are required. However, estimating probable losses requires considerable judgment about potential actions by third parties and matters are often resolved over long periods of time. Actual outcomes may differ materially from the amounts recognized.

18	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Use of Accounting Estimates
The preparation of these consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and judgments, including those arising from matters dependent upon the finalization of regulatory proceedings, that affect the reported amounts of assets, liabilities, revenues, expenses, gains and losses. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time they are made, with any adjustments being recognized in the period they become known. Actual results may differ significantly from these estimates.

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these consolidated financial statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the consolidated financial statements.

4. SEGMENTED INFORMATION

General
Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its CEO in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions in 2022 or 2021.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $37 million in 2022 (2021 - $38 million) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at December 31, 2022, accounts receivable included $7 million due from Belize Electricity (2021 - $22 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at December 31, 2022, there were no inter-segment loans outstanding (2021 - $126 million). Interest charged on inter-segment loans was not material in 2022 and 2021.

19	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub-	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	total	structure	and Other	eliminations	Total

Year ended December 31, 2022
Revenue	1,906	2,758	1,325	2,084	680	487	1,652	10,892	151	—	—	11,043
Energy supply costs	—	1,213	525	1,055	—	141	1,013	3,947	5	—	—	3,952
Operating expenses	481	691	571	364	166	133	217	2,623	40	20	—	2,683
Depreciation and amortization	385	365	104	298	243	67	187	1,649	17	2	—	1,668
Operating income	1,040	489	125	367	271	146	235	2,673	89	(22)	—	2,740
Other income, net	48	22	59	22	5	6	14	176	1	(12)	—	165
Finance charges	349	127	53	146	110	76	75	936	—	166	—	1,102
Income tax expense	184	56	28	39	15	12	22	356	18	(85)	—	289
Net earnings	555	328	103	204	151	64	152	1,557	72	(115)	—	1,514
Non-controlling interests	101	—	—	1	—	—	18	120	—	—	—	120
Preference share dividends	—	—	—	—	—	—	—	—	—	64	—	64
Net earnings attributable to common equity shareholders	454	328	103	203	151	64	134	1,437	72	(179)	—	1,330

Additions to property, plant and equipment and intangible assets	1,212	709	293	589	510	130	393	3,836	29	—	—	3,865

As at December 31, 2022
Goodwill	8,318	1,873	612	913	228	235	258	12,437	27	—	—	12,464
Total assets	23,478	12,678	5,131	8,875	5,547	2,596	4,916	63,221	884	159	(12)	64,252

Year ended December 31, 2021
Revenue	1,691	2,334	1,000	1,715	644	468	1,498	9,350	98	—	—	9,448
Energy supply costs	—	919	285	713	—	136	895	2,948	3	—	—	2,951
Operating expenses	466	648	498	355	157	128	201	2,453	33	37	—	2,523
Depreciation and amortization	291	345	91	281	231	65	181	1,485	17	3	—	1,505
Operating income	934	422	126	366	256	139	221	2,464	45	(40)	—	2,469
Other income, net	42	41	34	12	2	5	5	141	1	31	—	173
Finance charges	300	120	46	144	106	73	71	860	—	143	—	1,003
Income tax expense	156	51	21	48	11	12	21	320	8	(94)	—	234
Net earnings	520	292	93	186	141	59	134	1,425	38	(58)	—	1,405
Non-controlling interests	94	—	—	1	—	—	16	111	—	—	—	111
Preference share dividends	—	—	—	—	—	—	—	—	—	63	—	63
Net earnings attributable to common equity shareholders	426	292	93	185	141	59	118	1,314	38	(121)	—	1,231

Additions to property, plant and equipment and intangible assets	1,046	710	291	475	389	134	321	3,366	20	—	—	3,386

As at December 31, 2021
Goodwill	7,755	1,746	570	913	228	235	246	11,693	27	—	—	11,720
Total assets	21,020	11,126	4,356	8,135	5,201	2,540	4,357	56,735	777	295	(148)	57,659

20	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
5. REVENUE

($ millions)	2022	2021
Electric and gas revenue
United States
ITC	1,911	1,694
UNS Energy	2,498	2,071
Central Hudson	1,307	962
Canada
FortisBC Energy	2,080	1,645
FortisAlberta	655	622
FortisBC Electric	429	404
Newfoundland Power	722	701
Maritime Electric	234	223
FortisOntario	220	211
Caribbean
Caribbean Utilities	349	248
FortisTCI	98	89
Total electric and gas revenue	10,503	8,870
Other services revenue (1)	409	382
Revenue from contracts with customers	10,912	9,252
Alternative revenue	(28)	(18)
Other revenue	159	214
Total revenue	11,043	9,448
(1)    Includes $266 million and $260 million from regulated operations for 2022 and 2021, respectively

Revenue from Contracts with Customers
Electric and gas revenue includes revenue from the sale and/or delivery of electricity and gas, transmission revenue, and wholesale electric revenue, all based on regulator-approved tariff rates including the flow through of commodity costs.

Other services revenue includes: (i) management fee revenue at UNS Energy for the operation of Springerville Units 3 and 4; (ii) revenue from storage optimization activities at Aitken Creek; and (iii) revenue from other services that reflect the ordinary business activities of Fortis' utilities.

Alternative Revenue
Alternative revenue programs allow utilities to adjust future rates in response to past activities or completed events if certain criteria are met. Alternative revenue is recognized on an accrual basis with a corresponding regulatory asset or liability until the revenue is settled. Upon settlement, revenue is not recognized as revenue from contracts with customers but rather as settlement of the regulatory asset or liability. The significant alternative revenue programs of Fortis' utilities are summarized as follows.

ITC's formula rates include an annual true-up mechanism that compares actual revenue requirements to billed revenue, and any under- or over-collections are accrued as a regulatory asset or liability and reflected in future rates within a two-year period (Note 8). The formula rates do not require annual regulatory approvals, although inputs remain subject to legal challenge.

UNS Energy's lost fixed-cost recovery mechanism ("LFCR") surcharge recovers lost fixed costs, as measured by a reduction in non-fuel revenue, associated with energy efficiency savings and distributed generation. To recover the LFCR regulatory asset, UNS Energy is required to file an annual LFCR adjustment request with the ACC for the LFCR revenue recognized in the prior year. The recovery is subject to a year-over-year cap of 2% of total retail revenue. UNS Energy's demand side management surcharge, which is approved by the ACC annually, compensates for the costs to design and implement cost-effective energy efficiency and demand response programs until such costs, along with a performance incentive, are reflected in non-fuel base rates.

FortisBC Energy and FortisBC Electric have an earnings sharing mechanism that provides for a 50/50 sharing of variances from the allowed ROE. This mechanism is in place until the expiry of the current multi-year rate plan in 2024. Additionally, variances between forecast and actual customer-use rates and industrial and other customer revenue are captured in a revenue stabilization account and a flow-through deferral account, respectively, to be refunded to, or received from, customers in rates within two years.

Other Revenue
Other revenue primarily includes gains or losses on energy contract derivatives, as well as regulatory deferrals at FortisBC Energy and FortisBC Electric reflecting cost recovery variances from forecast.

21	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
6. ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

($ millions)	2022	2021
Trade accounts receivable	930	621
Unbilled accounts receivable	887	701
Allowance for credit losses	(58)	(53)
	1,759	1,269
Other (1)	580	242
	2,339	1,511
(1)    Consists mainly of customer billings for non-core services, gas mitigation costs and collateral deposits for gas purchases, and the fair value of derivative instruments (Note 25)

Allowance for Credit Losses
The allowance for credit losses changed as follows.

($ millions)	2022	2021
Balance, beginning of year	(53)	(64)
Credit loss expensed	(27)	(7)
Credit loss deferral	(6)	—
Write-offs, net of recoveries	30	18
Foreign exchange	(2)	—
Balance, end of year	(58)	(53)

See Note 25 for disclosure on the Corporation's credit risk.

7. INVENTORIES

($ millions)	2022	2021
Materials and supplies	394	318
Gas and fuel in storage	235	131
Coal inventory	32	29
	661	478

8. REGULATORY ASSETS AND LIABILITIES

($ millions)	2022	2021
Regulatory assets
Deferred income taxes (Note 3)	1,874	1,806
Rate stabilization and related accounts (1)	557	339
Deferred energy management costs (2)	445	384
Employee future benefits (Notes 3 and 23)	207	388
Deferred lease costs (3)	132	127
Manufactured gas plant site remediation deferral (Note 16)	97	96
Deferred restoration costs (4)	91	17
Derivatives (Notes 3 and 25)	84	20
Generation early retirement costs (5)	78	48
Other regulatory assets (6)	444	364
Total regulatory assets	4,009	3,589
Less: Current portion	(914)	(492)
Long-term regulatory assets	3,095	3,097

22	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
8. REGULATORY ASSETS AND LIABILITIES (cont'd)

($ millions)	2022	2021
Regulatory liabilities
Deferred income taxes (Note 3)	1,364	1,289
Future cost of removal (Note 3)	1,306	1,217
Employee future benefits (Notes 3 and 23)	306	196
Rate stabilization and related accounts (1)	297	116
Derivatives (Notes 3 and 25)	224	52
Renewable energy surcharge (7)	126	107
Energy efficiency liability (8)	89	83
Other regulatory liabilities (6)	203	162
Total regulatory liabilities	3,915	3,222
Less: Current portion	(595)	(357)
Long-term regulatory liabilities	3,320	2,865

(1)    Rate Stabilization and Related Accounts: Rate stabilization accounts mitigate the earnings volatility otherwise caused by variability in the cost of fuel, purchased power and natural gas above or below a forecast or predetermined level, and by weather-driven volume variability. At certain utilities, revenue decoupling mechanisms minimize the earnings impact of reduced energy consumption as energy efficiency programs are implemented. Resultant deferrals are recovered from, or refunded to, customers in future rates as approved by the respective regulators.

Related accounts include the annual true-up mechanism at ITC (Note 5).

(2)    Deferred Energy Management Costs: Certain regulated subsidiaries provide energy management services to facilitate customer energy efficiency programs where the related expenditures have been deferred as a regulatory asset and are being amortized, and recovered from customers through rates, on a straight-line basis over periods ranging from one to 10 years.

(3)    Deferred Lease Costs: Deferred lease costs at FortisBC Electric primarily relate to the Brilliant Power Purchase Agreement ("BPPA") (Note 15). The depreciation of the asset under finance lease and interest expense on the finance lease obligation are not being fully recovered in current customer rates since these rates only reflect the cash payments required under the BPPA. The annual differences are being deferred as a regulatory asset, which is expected to be recovered from customers in future rates over the term of the lease, which expires in 2056.

(4)    Deferred Restoration Costs: Incremental costs incurred at Central Hudson and Maritime Electric associated with restoration activities due to significant weather events. Incremental costs incurred in excess of that collected in customer rates at Central Hudson are recovered through rate stabilization accounts. The form and recovery period for Maritime Electric will be determined by the regulator.

(5)    Generation Early Retirement Costs: Includes costs at TEP associated with the retirement of the Navajo Generating Station ("Navajo") and Sundt Generating Facility Units 1 and 2 in 2019 and the San Juan Generating Station ("San Juan") in 2022, as approved for recovery by its regulator.

(6)    Other Regulatory Assets and Liabilities: Comprised of regulatory assets and liabilities individually less than $40 million.

(7)    Renewable Energy Surcharge: Under the ACC's Renewable Energy Standard ("RES"), UNS Energy is required to increase its use of renewable energy each year until it represents at least 15% of its total annual retail energy requirements by 2025. The cost of carrying out the plan is recovered from retail customers through a RES surcharge. Any RES surcharge collections above or below the costs incurred to implement the plans are deferred as a regulatory liability or asset.

The ACC measures RES compliance through Renewable Energy Credits ("RECs"). Each REC represents one kilowatt hour generated from renewable resources. When UNS Energy purchases renewable energy, the premium paid above the market cost of conventional power equals the REC recoverable through the RES surcharge. When RECs are purchased, UNS Energy records their cost as long-term other assets (Note 9) with a corresponding regulatory liability to reflect the obligation to use the RECs for future RES compliance. When RECs are utilized for RES compliance, energy supply costs and revenue are recognized in an equal amount.

(8)    Energy Efficiency Liability: The energy efficiency liability primarily relates to Central Hudson's Energy Efficiency Program, established to fund environmental policies associated with energy conservation programs as approved by its regulator.

Regulatory assets not earning a return: (i) totalled $1,980 million and $1,727 million as at December 31, 2022 and 2021, respectively; (ii) are primarily related to deferred income taxes and employee future benefits; and (iii) generally do not represent a past cash outlay as they are offset by related liabilities that, likewise, do not incur a carrying cost for rate-making purposes. Recovery periods vary or are yet to be determined by the respective regulators.

23	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
9. OTHER ASSETS

($ millions)	2022	2021
Employee future benefits (Note 23)	274	259
Equity investments (1)	201	92
Supplemental Executive Retirement Plan ("SERP")	155	165
RECs (Note 8)	142	112
Derivatives	118	40
Other investments	115	86
Operating leases (Note 15)	43	40
Deferred compensation plan	40	42
Other	125	119
	1,213	955
(1)    Includes investments in Belize Electricity and Wataynikaneyap Partnership

ITC, UNS Energy and Central Hudson provide additional post-employment benefits through SERPs and deferred compensation plans for directors and officers. The assets held to support these plans are reported separately from the related liabilities (Note 16). Most plan assets are held in trust and funded mainly through life insurance policies and mutual funds. Assets in mutual and money market funds are recorded at fair value on a recurring basis (Note 25).

10. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Cost	Accumulated Depreciation	Net Book Value
2022
Distribution
Electric	13,650	(3,715)	9,935
Gas	6,396	(1,626)	4,770
Transmission
Electric	19,056	(4,074)	14,982
Gas	2,600	(800)	1,800
Generation	7,173	(2,679)	4,494
Other	4,803	(1,610)	3,193
Assets under construction	2,094	—	2,094
Land	395	—	395
	56,167	(14,504)	41,663

2021
Distribution
Electric	12,321	(3,359)	8,962
Gas	5,838	(1,504)	4,334
Transmission
Electric	17,104	(3,610)	13,494
Gas	2,453	(756)	1,697
Generation	7,014	(2,691)	4,323
Other	4,362	(1,454)	2,908
Assets under construction	1,759	—	1,759
Land	339	—	339
	51,190	(13,374)	37,816

24	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
10. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Electric distribution assets are those used to distribute electricity at lower voltages (generally below 69 kilovolts ("kV")). These assets include poles, towers and fixtures, low-voltage wires, transformers, overhead and underground conductors, street lighting, meters, metering equipment and other related equipment. Gas distribution assets are those used to transport natural gas at low pressures (generally below 2,070 kilopascals ("kPa")) or a hoop stress of less than 20% of standard minimum yield strength. These assets include distribution stations, telemetry, distribution pipe for mains and services, meter sets and other related equipment.

Electric transmission assets are those used to transmit electricity at higher voltages (generally at 69 kV and higher). These assets include poles, wires, switching equipment, transformers, support structures and other related equipment. Gas transmission assets are those used to transport natural gas at higher pressures (generally at 2,070 kPa and higher) or a hoop stress of 20% or more of standard minimum yield strength. These assets include transmission stations, telemetry, transmission pipe and other related equipment.

Generation assets are those used to generate electricity. These assets include hydroelectric and thermal generation stations, gas and combustion turbines, coal-fired generating stations, dams, reservoirs, photovoltaic systems, wind resources and other related equipment.

Other assets include buildings, equipment, vehicles, inventory, information technology assets and assets associated with natural gas storage at Aitken Creek.

As at December 31, 2022, assets under construction largely reflect ongoing transmission projects at ITC and UNS Energy.

The cost of PPE under finance lease as at December 31, 2022 was $323 million (2021 - $323 million) and related accumulated depreciation was $117 million (2021 - $113 million) (Note 15).

Jointly Owned Facilities
UNS Energy and ITC hold undivided interests in jointly owned generating facilities and transmission systems, are entitled to their pro rata share of the PPE, and are proportionately liable for the associated operating costs and liabilities. As at December 31, 2022, interests in jointly owned facilities consisted of the following.

	Ownership		Accumulated	Net Book
($ millions, except as indicated)	(%)	Cost	Depreciation	Value
Transmission Facilities	Various	1,333	(428)	905
Springerville Common Facilities	86.0	544	(294)	250
Springerville Coal Handling Facilities	83.0	281	(133)	148
Four Corners Units 4 and 5 ("Four Corners")	7.0	264	(119)	145
Gila River Common Facilities	50.0	118	(43)	75
Luna Energy Facility ("Luna")	33.3	77	—	77
		2,617	(1,017)	1,600

11. INTANGIBLE ASSETS

		Accumulated	Net Book
($ millions)	Cost	Amortization	Value
2022
Computer software	985	(497)	488
Land, transmission and water rights	1,064	(171)	893
Other	135	(78)	57
Assets under construction	110	—	110
	2,294	(746)	1,548

2021
Computer software	952	(518)	434
Land, transmission and water rights	941	(154)	787
Other	113	(69)	44
Assets under construction	78	—	78
	2,084	(741)	1,343

Included in the cost of land, transmission and water rights as at December 31, 2022 was $117 million (2021 - $137 million) not subject to amortization. Amortization expense was $145 million for 2022 (2021 - $136 million). Amortization is estimated to average approximately $90 million for each of the next five years.

25	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
12. GOODWILL

($ millions)	2022	2021
Balance, beginning of year	11,720	11,792
Foreign currency translation impacts (1)	744	(72)
Balance, end of year	12,464	11,720
(1)    Relates to the translation of goodwill associated with the acquisitions of ITC, UNS Energy, Central Hudson, Caribbean Utilities and FortisTCI, whose functional currency is the U.S. dollar

No goodwill impairment was recognized by the Corporation in 2022 or 2021.

13. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

($ millions)	2022	2021
Trade accounts payable	886	774
Gas and fuel cost payable	512	269
Customer and other deposits	401	288
Accrued taxes other than income taxes	282	238
Dividends payable	278	259
Employee compensation and benefits payable	270	283
Interest payable	254	218
Derivatives (Note 25)	127	43
Income taxes payable	88	31
Employee future benefits (Note 23)	28	26
Manufactured gas plant site remediation (Note 16)	17	13
Other	145	128
	3,288	2,570

26	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
14. LONG-TERM DEBT

($ millions)	Maturity Date	2022	2021
ITC
Secured U.S. First Mortgage Bonds -
4.22% weighted average fixed rate (2021 - 4.31%)	2024-2055	3,344	2,736
Secured U.S. Senior Notes -
3.83% weighted average fixed rate (2021 - 3.90%)	2040-2055	1,186	1,011
Unsecured U.S. Senior Notes -
3.98% weighted average fixed rate (2021 - 3.61%)	2023-2043	4,541	4,108
Unsecured U.S. Shareholder Note -
6.00% fixed rate (2021 - 6.00%)	2028	270	252
UNS Energy
Unsecured U.S. Tax-Exempt Bond - 4.00% weighted
average fixed rate (2021 - 4.34%)	2029	123	359
Unsecured U.S. Fixed Rate Notes -
3.58% weighted average fixed rate (2021 - 3.62%)	2023-2052	3,450	2,780
Central Hudson
Unsecured U.S. Promissory Notes - 4.14% weighted
average fixed and variable rate (2021 - 3.83%)	2024-2060	1,526	1,177
FortisBC Energy
Unsecured Debentures -
4.61% weighted average fixed rate (2021 - 4.61%)	2026-2052	3,295	3,145
FortisAlberta
Unsecured Debentures -
4.49% weighted average fixed rate (2021 - 4.49%)	2024-2052	2,485	2,360
FortisBC Electric
Secured Debentures -
8.80% fixed rate (2021 - 8.80%)	2023	25	25
Unsecured Debentures -
4.70% weighted average fixed rate (2021 - 4.77%)	2035-2052	860	760
Other Electric
Secured First Mortgage Sinking Fund Bonds -
5.26% weighted average fixed rate (2021 - 5.61%)	2026-2060	666	627
Secured First Mortgage Bonds -
5.31% weighted average fixed rate (2021 - 5.31%)	2025-2061	260	260
Unsecured Senior Notes -
4.45% weighted average fixed rate (2021 - 4.45%)	2041-2048	152	152
Unsecured U.S. Senior Loan Notes and Bonds -
4.71% weighted average fixed and variable rate (2021 - 4.36%)	2023-2052	745	609
Corporate and Other
Unsecured U.S. Senior Notes and Promissory Notes -
3.82% weighted average fixed rate (2021 - 3.82%)	2023-2044	2,691	2,509
Unsecured Debentures -
6.51% fixed rate (2021 - 6.51%)	2039	200	200
Unsecured Senior Notes -
3.31% weighted average fixed rate (2021 - 2.52%)	2028-2029	1,000	1,000

Long-term classification of credit facility borrowings		1,657	1,305
Fair value adjustment - ITC acquisition		102	107
Total long-term debt (Note 25)		28,578	25,482
Less: Deferred financing costs and debt discounts		(166)	(147)
Less: Current installments of long-term debt		(2,481)	(1,628)
		25,931	23,707

27	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
14. LONG-TERM DEBT (cont'd)

Most long-term debt at the Corporation's regulated utilities is redeemable at the option of the respective utility at the greater of par or a specified price, together with accrued and unpaid interest. Security, if provided, is typically through a fixed or floating first charge on specific assets of the utility.

The Corporation's unsecured debentures and senior notes are redeemable at the option of Fortis at the greater of par or a specified price together with accrued and unpaid interest.

Certain long-term debt agreements have covenants that provide that the Corporation shall not declare, pay or make any restricted payments, including special or extraordinary dividends, if immediately thereafter its consolidated debt to consolidated capitalization ratio would exceed 65%.

Long-Term Debt Issuances in 2022	Month Issued	Interest Rate (%)		Maturity	Amount ($ millions)		Use of Proceeds
ITC
Secured first mortgage bonds	January	2.93		2052	US	150	(1) (2) (3) (4)
Secured senior notes	May	3.05		2052	US	75	(1) (3) (4)
Unsecured senior notes	September	4.95	(5)	2027	US	600	(1) (4) (6)
Secured first mortgage bonds	October	3.87		2027	US	75	(2)
Secured first mortgage bonds	October	4.53		2052	US	75	(2)
UNS Energy
Unsecured senior notes	February	3.25		2032	US	325	(4) (6)
Central Hudson
Unsecured senior notes	January	2.37		2027	US	50	(4) (6)
Unsecured senior notes	January	2.59		2029	US	60	(4) (6)
Unsecured senior notes	September	5.07		2032	US	100	(1) (4)
Unsecured senior notes	September	5.42		2052	US	10	(1) (4)
FortisBC Energy
Unsecured debentures	November	4.67		2052	150		(2)
FortisAlberta
Senior unsecured debentures	May	4.62		2052	125		(1)
FortisBC Electric
Unsecured debentures	March	4.16		2052	100		(1)
Newfoundland Power
First mortgage sinking fund bonds	April	4.20		2052	75		(1) (4) (6)
Caribbean Utilities
Unsecured senior notes	November	5.88		2052	US	80	(1) (3)
Fortis
Unsecured senior notes	May	4.43	(7)	2029	500		(4) (8)
(1)    Repay short-term and/or credit facility borrowings
(2)    Fund or refinance, in part or in full, a portfolio of new and/or existing eligible green projects
(3)    Fund capital expenditures
(4)    General corporate purposes
(5)    ITC entered into interest rate swaps which reduced the effective interest rate to 3.54%. See Note 25 to the 2022 Annual Financial Statements
(6)    Repay maturing long-term debt
(7)    The Corporation entered into cross-currency interest rate swaps to effectively convert the debt into US$391 million with an interest rate of 4.34% (Note 25)
(8)    Fund the June 2022 redemption of the Corporation's $500 million, 2.85% senior unsecured notes due December 2023

Long-Term Debt Repayments
The consolidated requirements to meet principal repayments and maturities in each of the next five years and thereafter are as follows.

($ millions)	Total
2023	2,481
2024	1,434
2025	518
2026	2,434
2027	1,977
Thereafter	19,734
28,578

28	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
14. LONG-TERM DEBT (cont'd)

In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. As at December 31, 2022, $2.0 billion remained available under the short-form base shelf prospectus.

Credit Facilities

($ millions)	Regulated Utilities	Corporate and Other	2022	2021
Total credit facilities	3,795	2,055	5,850	4,846
Credit facilities utilized:
Short-term borrowings (1)	(253)	—	(253)	(247)
Long-term debt (including current portion) (2)	(922)	(735)	(1,657)	(1,305)
Letters of credit outstanding	(76)	(52)	(128)	(115)
Credit facilities unutilized	2,544	1,268	3,812	3,179
(1)    The weighted average interest rate was approximately 4.9% (2021 - 0.6%).
(2)    The weighted average interest rate was approximately 5.1% (2021 - 0.9%). The current portion was $1,376 million (2021 - $888 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.6 billion of the total credit facilities are committed facilities with maturities ranging from 2023 through 2027.

In 2022, Central Hudson increased its available credit facilities from US$230 million to US$320 million.

In May 2022, the Corporation amended its unsecured $1.3 billion revolving term committed credit facility agreement to extend the maturity to July 2027, and to establish a sustainability-linked loan structure based on the Corporation’s achievement of targets for diversity on the Board of Directors and Scope 1 greenhouse gas emissions for 2022 through 2025. Maximum potential annual margin pricing adjustments are +/- 5 basis points and +/- 1 basis point for drawn and undrawn funds, respectively.

Also in May 2022, the Corporation entered into an unsecured US$500 million non-revolving term credit facility. The facility has an initial one-year term and is repayable at any time without penalty.

Consolidated credit facilities of approximately $5.9 billion as at December 31, 2022 are itemized below.

($ millions)	Amount		Maturity
Unsecured committed revolving credit facilities
Regulated utilities
ITC (1)	US	900	2024
UNS Energy	US	375	2026
Central Hudson	US	250	2025
FortisBC Energy	700		2027
FortisAlberta	250		2027
FortisBC Electric	150		2027
Other Electric	255		(2)
Other Electric	US	83	2025
Corporate and Other	1,350		(3)
Other facilities
Regulated utilities
Central Hudson - uncommitted credit facility	US	70	n/a
FortisBC Energy - uncommitted credit facility	55		2024
FortisBC Electric - unsecured demand overdraft facility	10		n/a
Other Electric - unsecured demand facilities	20		n/a
Other Electric - unsecured demand facility and emergency standby loan	US	60	2023
Corporate and Other
Unsecured non-revolving facility	US	500	2023
Unsecured non-revolving facility	27		n/a
(1)    ITC also has a US$400 million commercial paper program, under which US$134 million was outstanding as at December 31, 2022 (2021 - US$155 million), as reported in short-term borrowings.
(2)    $65 million in 2025, $90 million in 2025 and $100 million in 2027
(3)    $50 million in 2024 and $1.3 billion in 2027

29	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
15. LEASES

The Corporation and its subsidiaries lease office facilities, utility equipment, land, and communication tower space with remaining terms of up to 25 years, with optional renewal terms. Certain lease agreements include rental payments adjusted periodically for inflation or require the payment of real estate taxes, insurance, maintenance, or other operating expenses associated with the leased premises.

The Corporation's subsidiaries also have finance leases related to generating facilities with remaining terms of up to 33 years.

Leases were presented on the consolidated balance sheets as follows.

($ millions)	2022	2021
Operating leases
Other assets	43	40
Accounts payable and other current liabilities	(9)	(8)
Other liabilities	(34)	(32)

Finance leases (1)
Regulatory assets	132	127
PPE, net	206	210
Accounts payable and other current liabilities	(2)	(4)
Finance leases	(336)	(333)
(1)    FortisBC Electric has a finance lease for the BPPA (Note 8), which relates to the sale of the output of the Brilliant hydroelectric plant, and for the Brilliant Terminal Station ("BTS"), which relates to the use of the station. Both agreements expire in 2056. In exchange for the specified take-or-pay amounts of power, the BPPA requires semi-annual payments based on a return on capital, which includes the original and ongoing capital cost, and related variable power purchase costs. The BTS requires semi-annual payments based on a charge related to the recovery of the capital cost of the BTS, and related variable operating costs.

The components of lease expense were as follows.

($ millions)	2022	2021
Operating lease cost	9	8
Finance lease cost:
Amortization	1	2
Interest	33	32
Variable lease cost	21	19
Total lease cost	64	61

As at December 31, 2022, the present value of minimum lease payments was as follows.

($ millions)	Operating Leases	Finance Leases	Total
2023	10	35	45
2024	9	35	44
2025	6	35	41
2026	5	35	40
2027	3	36	39
Thereafter	19	1,001	1,020
	52	1,177	1,229
Less: Imputed interest	(9)	(839)	(848)
Total lease obligations	43	338	381
Less: Current installments	(9)	(2)	(11)
	34	336	370

30	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
15. LEASES (cont'd)

Supplemental lease information follows.

($ millions, except as indicated)	2022	2021
Weighted average remaining lease term (years)
Operating leases	9	10
Finance leases	33	34
Weighted average discount rate (%)
Operating leases	4.1	3.8
Finance leases	5.0	5.1
Cash payments related to lease liabilities
Operating cash flows used for operating leases	(8)	(8)
Financing cash flows used for finance leases	(1)	(2)

16. OTHER LIABILITIES

($ millions)	2022	2021
Employee future benefits (Note 23)	423	740
AROs (Note 3)	174	184
Customer and other deposits	107	99
Manufactured gas plant site remediation (1)	95	83
Stock-based compensation plans (Note 20)	79	96
Derivatives (Note 25)	72	7
Deferred compensation plan (Note 9)	48	50
Mine reclamation obligations (2)	39	44
Operating leases (Note 15)	34	32
Retail energy contract (3)	33	40
Other	42	34
	1,146	1,409

(1)    Environmental regulations require Central Hudson to investigate sites at which it or its predecessors once owned and/or operated manufactured gas plants and, if necessary, remediate those sites. Costs are accrued based on the amounts that can be reasonably estimated. As at December 31, 2022, an obligation of $100 million was recognized, including a current portion of $5 million recognized in accounts payable and other current liabilities (Note 13). Central Hudson has notified its insurers that it intends to seek reimbursement where insurance coverage exists. Differences between actual costs and the associated rate allowances are deferred as a regulatory asset for future recovery (Note 8).

(2)    TEP pays ongoing reclamation costs related to two coal mines that supply generating facilities in which it has an ownership interest but does not operate. Costs are deferred as a regulatory asset and recovered from customers as permitted by the regulator. TEP's share of the reclamation costs is estimated to be $54 million. The present value of the estimated future liability is shown in the table above.

(3)    In 2020, FortisAlberta entered into an eight-year agreement with an existing retail energy provider to continue to act as its default retailer to eligible customers under the regulated retail option. As part of this agreement FortisAlberta received an upfront payment which is being amortized to revenue over the life of the agreement.

31	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
17. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2022			2021
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Basic EPS	1,330	478.6	2.78	1,231	470.9	2.61
Potential dilutive effect of stock options	—	0.4	—	—	0.5	—
Diluted EPS	1,330	479.0	2.78	1,231	471.4	2.61

18. PREFERENCE SHARES

Authorized
An unlimited number of first preference shares and second preference shares, without nominal or par value.

Issued and Outstanding	2022		2021
First Preference Shares	Number		Number
	of Shares	Amount	of Shares	Amount
	(thousands)	($ millions)	(thousands)	($ millions)
Series F	5,000	122	5,000	122
Series G	9,200	225	9,200	225
Series H	7,665	188	7,665	188
Series I	2,335	57	2,335	57
Series J	8,000	196	8,000	196
Series K	10,000	244	10,000	244
Series M	24,000	591	24,000	591
	66,200	1,623	66,200	1,623

Characteristics of the first preference shares are as follows.			Reset			Right to
	Initial	Annual	Dividend	Redemption	Redemption	Convert on
	Yield	Dividend	Yield	and/or Conversion	Value	a One-For-
First Preference Shares (1) (2)	(%)	($)	(%)	Option Date	($)	One Basis
Perpetual fixed rate
Series F	4.90	1.2250	—	Currently Redeemable	25.00	—
Series J	4.75	1.1875	—	Currently Redeemable	25.00	—
Fixed rate reset (3) (4)
Series G	5.25	1.0983	2.13	September 1, 2023	25.00	—
Series H	4.25	0.4588	1.45	June 1, 2025	25.00	Series I
Series K	4.00	0.9823	2.05	March 1, 2024	25.00	Series L
Series M	4.10	0.9783	2.48	December 1, 2024	25.00	Series N
Floating rate reset (4) (5)
Series I	2.10	—	1.45	June 1, 2025	25.00	Series H
Series L	—	—	—	—	—	Series K
Series N	—	—	—	—	—	Series M
(1)    Holders are entitled to receive a fixed or floating cumulative quarterly cash dividend as and when declared by the Board of Directors of the Corporation, payable in equal installments on the first day of each quarter.
(2)    On or after the specified redemption dates, the Corporation has the option to redeem for cash the outstanding first preference shares, in whole or in part, at the specified per share redemption value plus all accrued and unpaid dividends up to but excluding the dates fixed for redemption, and in the case of the first preference shares that reset, on every fifth anniversary date thereafter.
(3)    On the redemption and/or conversion option date, and on each five-year anniversary thereafter, the reset annual dividend per share will be determined by multiplying $25.00 per share by the annual fixed dividend rate, which is the sum of the five-year Government of Canada Bond Yield on the applicable reset date, plus the applicable reset dividend yield.
(4)    On each conversion option date, the holders have the option, subject to certain conditions, to convert any or all of their shares into an equal number of Cumulative Redeemable first preference shares of a specified series.
(5)    The floating quarterly dividend rate will be reset every quarter based on the then current three‑month Government of Canada Treasury Bill rate plus the applicable reset dividend yield.

32	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
18. PREFERENCE SHARES (cont'd)

On the liquidation, dissolution or winding-up of Fortis, holders of common shares are entitled to participate ratably in any distribution of assets of Fortis, subject to the rights of holders of first and second preference shares, and any other class of shares of the Corporation entitled to receive the assets of the Corporation on such a distribution, in priority to or ratably with the holders of the common shares.

19. ACCUMULATED OTHER COMPREHENSIVE INCOME

($ millions)	Opening Balance	Net Change	Ending Balance
2022
Unrealized foreign currency translation gains (losses)
Net investments in foreign operations	273	1,222	1,495
Hedges of net investments in foreign operations	(276)	(254)	(530)
Income tax (expense) recovery	(8)	15	7
	(11)	983	972
Other
Interest rate hedges (Note 25)	(5)	54	49
Unrealized employee future benefits (losses) gains (Note 23)	(36)	30	(6)
Income tax recovery (expense)	12	(19)	(7)
	(29)	65	36
Accumulated other comprehensive income	(40)	1,048	1,008

2021
Unrealized foreign currency translation gains (losses)
Net investments in foreign operations	377	(104)	273
Hedges of net investments in foreign operations	(299)	23	(276)
Income tax expense	(6)	(2)	(8)
	72	(83)	(11)
Other
Interest rate hedges (Note 25)	(4)	(1)	(5)
Unrealized employee future benefits (losses) gains (Note 23)	(49)	13	(36)
Income tax recovery (expense)	15	(3)	12
	(38)	9	(29)
Accumulated other comprehensive income	34	(74)	(40)

20. STOCK-BASED COMPENSATION PLANS

Stock Options
Effective 2022, the Corporation no longer grants stock options. Existing options to purchase common shares of the Corporation are exercisable for a period of 10 years from the grant date, expire no later than three years after the death or retirement of the optionee, and vest evenly over a four-year period on each anniversary of the grant date.

As at December 31, 2022, the Corporation had 2.3 million (2021 - 2.9 million) stock options outstanding with a weighted average exercise price of $47.72 (2021 - $47.20). The options vested as of December 31, 2022, were 1.5 million (2021 – 1.4 million) with a weighted average exercise price of $44.86 (2021 - $42.76).

In 2022, 1 million stock options were exercised (2021 - 1 million) for cash proceeds of $26 million (2021 - $32 million) and an intrinsic value realized by employees of $9 million (2021 - $11 million).

33	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
20. STOCK-BASED COMPENSATION PLANS (cont'd)

DSU Plan
Directors of the Corporation who are not officers are eligible for grants of DSUs representing the equity portion of their annual compensation. Directors can further elect to receive credit for their quarterly cash retainer in a notional account of DSUs in lieu of cash. The Corporation may also determine that special circumstances justify the grant of additional DSUs to a director.

Each DSU vests at the grant date, has an underlying value equivalent to that of one common share of the Corporation, is entitled to commensurate notional common share dividends, and is settled in cash.

The following table summarizes information related to DSUs.

	2022	2021
Number of units (thousands)
Beginning of year	183	147
Granted	33	30
Notional dividends reinvested	8	6
End of year	224	183

The accrued liability has been recognized at the respective December 31st VWAP (Note 3) and included in other liabilities (Note 16). The accrued liability, compensation expense and cash payout were not material for 2022 or 2021.

PSU Plans
Senior management of the Corporation and its subsidiaries, and all ITC employees, are eligible for grants of PSUs representing a component of their long-term compensation.

Each PSU vests over a three-year period, has an underlying value equivalent to that of one common share of the Corporation, is entitled to commensurate notional common share dividends, and is settled in cash. At the end of the three-year vesting period, cash payouts are the product of: (i) the numbers of units vested; (ii) the VWAP of the Corporation's common shares for the five trading days prior to the vesting date; and (iii) a payout percentage that may range from 0% to 200%.

The payout percentage is based on the Corporation's performance over the three-year vesting period, mainly determined by: (i) the Corporation's total shareholder return as compared to a predefined peer group of companies; and (ii) the Corporation's cumulative EPS, or for subsidiaries the Company's cumulative net income, as compared to the target established at the time of the grant. Beginning with the 2022 PSU grant, the Corporation's Scope 1 carbon reduction performance as compared to the target established at the time of the grant has been included in the payout percentage.

The following table summarizes information related to PSUs.

	2022	2021
Number of units (thousands)
Beginning of year	1,898	1,976
Granted	580	587
Notional dividends reinvested	58	60
Paid out	(712)	(697)
Cancelled/forfeited	(34)	(28)
End of year	1,790	1,898

Additional information ($ millions)
Compensation expense recognized	25	74
Compensation expense unrecognized (1)	24	33
Cash payout	66	50
Accrued liability as at December 31 (2)	90	132
Aggregate intrinsic value as at December 31 (3)	114	165
(1)    Relates to unvested PSUs and is expected to be recognized over a weighted average period of two years
(2)    Recognized at the respective December 31st VWAP and included in accounts payable and other current liabilities and in other liabilities (Notes 13 and 16)
(3)    Relates to outstanding PSUs and reflects a weighted average contractual life of one year

34	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
20. STOCK-BASED COMPENSATION PLANS (cont'd)

RSU Plans
Senior management of the Corporation and its subsidiaries, and all ITC employees, are eligible for grants of RSUs representing a component of their long-term compensation.

Each RSU vests over a three-year period or immediately upon retirement eligibility of the holder, has an underlying value equivalent to that of one common share of the Corporation, is entitled to commensurate notional common share dividends, and is settled in cash or, beginning with the 2020 grant, common shares of the Corporation. Effective January 1, 2020, new RSU issuances may be settled in cash, common shares, or an equal proportion of cash and common shares depending on an executives' settlement election and whether their share ownership requirements have been met.

The following table summarizes information related to RSUs.

	2022	2021
Number of units (thousands)
Beginning of year	1,060	1,048
Granted	331	378
Notional dividends reinvested	29	32
Paid out	(410)	(371)
Cancelled/forfeited	(33)	(27)
End of year	977	1,060

Additional information ($ millions)
Compensation expense recognized	16	26
Compensation expense unrecognized (1)	16	17
Cash payout	25	21
Accrued liability as at December 31 (2)	40	46
Aggregate intrinsic value as at December 31 (3)	56	63
(1)    Relates to unvested RSUs and is expected to be recognized over a weighted average period of two years
(2)    Recognized at the respective December 31st VWAP and included in accounts payable and other current liabilities and in long-term other liabilities (Notes 13 and 16)
(3)    Relates to outstanding RSUs and reflects a weighted average contractual life of one year

21. OTHER INCOME, NET

($ millions)	2022	2021
Non-service component of net periodic benefit cost	92	45
Equity component of AFUDC	78	77
Interest income	11	5
(Loss) gain on derivatives, net	(17)	30
(Loss) gain on retirement investments, net	(18)	4
Other	19	12
	165	173

35	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
22. INCOME TAXES

Deferred Income Tax Assets and Liabilities
The significant components of deferred income tax assets and liabilities consisted of the following.

($ millions)	2022	2021
Gross deferred income tax assets
Regulatory liabilities	674	560
Tax loss and credit carryforwards	658	556
Employee future benefits	161	169
Other	160	91
	1,653	1,376
Valuation allowance	(32)	(23)
Net deferred income tax asset	1,621	1,353

Gross deferred income tax liabilities
PPE	(5,146)	(4,571)
Regulatory assets	(388)	(283)
Intangible assets	(147)	(126)
	(5,681)	(4,980)
Net deferred income tax liability	(4,060)	(3,627)

Income Tax Expense

($ millions)	2022	2021
Canadian
Earnings before income tax expense	447	427

Current income tax	93	84
Deferred income tax	(41)	(35)
Total Canadian	52	49

Foreign
Earnings before income tax expense	1,356	1,212

Current income tax	14	3
Deferred income tax	223	182
Total Foreign	237	185
Income tax expense	289	234

Income tax expense differs from the amount that would be expected to be generated by applying the enacted combined Canadian federal and provincial statutory income tax rate to earnings before income tax expense.

36	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
22. INCOME TAXES (cont'd)

The following is a reconciliation of consolidated statutory taxes to consolidated effective taxes.

($ millions, except as indicated)	2022	2021
Earnings before income tax expense	1,803	1,639
Combined Canadian federal and provincial statutory income tax rate (%)	30.0	30.0
Expected federal and provincial taxes at statutory rate	541	492
Decrease resulting from:
Foreign and other statutory rate differentials	(162)	(155)
AFUDC	(18)	(16)
Effects of rate-regulated accounting:
Difference between depreciation claimed for income tax and accounting purposes	(74)	(74)
Items capitalized for accounting purposes but expensed for income tax purposes	(7)	(8)
Other	9	(5)
Income tax expense	289	234
Effective tax rate (%)	16.0	14.3

Income Tax Carryforwards
($ millions)	Expiring Year	2022
Canadian
Non-capital loss	2028-2042	393

Foreign
Federal and state net operating loss(1)	2023-2042	3,093
Other tax credits	2023-2042	131
		3,224
Total income tax carryforwards recognized		3,617

(1) Indefinite carryforward for Federal net operating losses, and for states that have adopted the Federal provisions, effective for tax years beginning after December 31, 2017

The Corporation and certain of its subsidiaries are subject to taxation in Canada, the United States and other foreign jurisdictions. The material jurisdictions in which the Corporation is subject to potential income tax compliance examinations include the United States (Federal, Arizona, Kansas, Iowa, Michigan, Minnesota and New York) and Canada (Federal, British Columbia and Alberta). The Corporation's 2018 to 2022 taxation years are still open for audit in Canadian jurisdictions, and its 2018 to 2022 taxation years are still open for audit in United States jurisdictions.

23. EMPLOYEE FUTURE BENEFITS

For defined benefit pension and OPEB plans, the benefit obligation and fair value of plan assets are measured as at December 31.

For the Corporation's Canadian and Caribbean subsidiaries, actuarial valuations to determine funding contributions for pension plans are required at least every three years. The most recent valuations were as of December 31, 2019 for FortisBC Electric plans (non-unionized employees), Newfoundland Power, FortisAlberta and FortisOntario; December 31, 2020 for the Corporation; December 31, 2021 for FortisBC Energy and the remaining FortisBC Electric plans and December 31, 2022 for Caribbean Utilities.

ITC, UNS Energy and Central Hudson perform annual actuarial valuations as their funding requirements are based on maintaining minimum annual targets, all of which have been met.

The Corporation's investment policy is to ensure that the defined benefit pension and OPEB plan assets, together with expected contributions, are invested in a prudent and cost-effective manner to optimally meet the liabilities of the plans. The investment objective is to maximize returns in order to manage the funded status of the plans and minimize the Corporation's cost over the long term, as measured by both cash contributions and recognized expense.

37	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
23. EMPLOYEE FUTURE BENEFITS (cont'd)

Allocation of Plan Assets	2022 Target Allocation
(weighted average %)		2022	2021
Equities	47	48	48
Fixed income	46	43	45
Real estate	6	8	6
Cash and other	1	1	1
	100	100	100

Fair Value of Plan Assets

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
2022
Equities	666	1,005	—	1,671
Fixed income	199	1,289	—	1,488
Real estate	—	—	264	264
Private equities	—	—	18	18
Cash and other	5	22	—	27
	870	2,316	282	3,468

2021
Equities	749	1,271	—	2,020
Fixed income	219	1,642	—	1,861
Real estate	—	—	235	235
Private equities	—	—	21	21
Cash and other	10	15	—	25
	978	2,928	256	4,162
(1)    See Note 25 for a description of the fair value hierarchy.

The following table reconciles the changes in the fair value of plan assets that have been measured using Level 3 inputs.

($ millions)	2022	2021
Balance, beginning of year	256	224
Return on plan assets	28	32
Foreign currency translation	3	—
Purchases, sales and settlements	(5)	—
Balance, end of year	282	256

38	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
23. EMPLOYEE FUTURE BENEFITS (cont'd)

Funded Status	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2022	2021	2022	2021
Change in benefit obligation (1)
Balance, beginning of year	3,922	3,995	747	789
Service costs	106	109	35	35
Employee contributions	18	18	3	2
Interest costs	114	98	21	19
Benefits paid	(195)	(170)	(29)	(25)
Actuarial gains	(1,026)	(111)	(225)	(70)
Past service costs (credits)/plan amendments	—	(2)	1	—
Foreign currency translation	124	(15)	29	(3)
Balance, end of year (2)	3,063	3,922	582	747

Change in value of plan assets
Balance, beginning of year	3,722	3,528	440	391
Actual return on plan assets	(651)	291	(77)	48
Benefits paid	(187)	(158)	(24)	(21)
Employee contributions	18	18	3	2
Employer contributions	54	55	19	22
Foreign currency translation	123	(12)	28	(2)
Balance, end of year	3,079	3,722	389	440

Funded status	16	(200)	(193)	(307)

Balance sheet presentation
Other assets (Note 9)	188	204	86	55
Other current liabilities (Note 13)	(15)	(13)	(13)	(13)
Other liabilities (Note 16)	(157)	(391)	(266)	(349)
	16	(200)	(193)	(307)
(1)Amounts reflect projected benefit obligation for defined benefit pension plans and accumulated benefit obligation for OPEB plans.
(2)The accumulated benefit obligation, which excludes assumptions about future salary levels, for defined benefit pension plans was $2,818 million as at December 31, 2022 (2021 - $3,586 million).

For those defined benefit pension plans for which the projected benefit obligation exceeded the fair value of plan assets as at December 31, 2022, the obligation was $978 million compared to plan assets of $790 million (2021 - $2,188 million and $1,799 million, respectively).

For those defined benefit pension plans for which the accumulated benefit obligation exceeded the fair value of plan assets as at December 31, 2022, the obligation was $833 million compared to plan assets of $790 million (2021 - $1,243 million and $1,063 million, respectively).

For those OPEB plans for which the accumulated benefit obligation exceeded the fair value of plan assets as at December 31, 2022, the obligation was $310 million compared to plan assets of $31 million (2021 - $398 million and $36 million, respectively).

Net Benefit Cost (1)	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2022	2021	2022	2021
Service costs	106	109	35	35
Interest costs	114	98	21	19
Expected return on plan assets	(194)	(177)	(23)	(19)
Amortization of actuarial losses (gains)	4	36	(10)	(2)
Amortization of past service credits/plan amendments	(1)	(1)	(1)	(1)
Regulatory adjustments	(10)	(1)	4	3
	19	64	26	35
(1)    The non-service benefit cost components of net periodic benefit cost are included in other income, net in the consolidated statements of earnings.

39	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
23. EMPLOYEE FUTURE BENEFITS (cont'd)

The following table summarizes the accumulated amounts of net benefit cost that have not yet been recognized in earnings or comprehensive income and shows their classification on the consolidated balance sheets.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2022	2021	2022	2021
Unamortized net actuarial losses (gains)	9	33	(11)	(5)
Unamortized past service costs	1	1	7	7
Income tax (recovery) expense	(2)	(8)	1	—
Accumulated other comprehensive income	8	26	(3)	2

Net actuarial losses (gains)	103	260	(195)	(81)
Past service credits	(4)	(5)	(4)	(6)
Other regulatory deferrals	(6)	10	7	14
	93	265	(192)	(73)

Regulatory assets (Note 8)	207	376	—	12
Regulatory liabilities (Note 8)	(114)	(111)	(192)	(85)
Net regulatory assets (liabilities)	93	265	(192)	(73)

The following table summarizes the components of net benefit cost recognized in comprehensive income or as regulatory liabilities.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2022	2021	2022	2021
Current year net actuarial gains	(23)	(10)	(6)	(4)
Amortization of actuarial losses	1	1	—	—
Foreign currency translation	(2)	—	—	—
Income tax expense	6	2	1	1
Total recognized in comprehensive income	(18)	(7)	(5)	(3)

Current year net actuarial gains	(155)	(220)	(118)	(95)
Past service cost/plan amendments	—	—	1	—
Amortization of actuarial (losses) gains	(6)	(35)	10	2
Amortization of past service credits	1	2	1	2
Foreign currency translation	4	(2)	(6)	—
Regulatory adjustments	(16)	(3)	(7)	(4)
Total recognized in regulatory liabilities	(172)	(258)	(119)	(95)

Significant Assumptions	Defined Benefit Pension Plans		OPEB Plans
(weighted average %)	2022	2021	2022	2021
Discount rate during the year (1)	2.97	2.60	2.97	2.60
Discount rate as at December 31	5.27	3.00	5.36	2.97
Expected long-term rate of return on plan assets (2)	5.87	5.40	5.00	4.88
Rate of compensation increase	3.33	3.30	—	—
Health care cost trend increase as at December 31 (3)	—	—	4.48	4.49
(1)ITC and UNS Energy use the split discount rate methodology for determining current service and interest costs. All other subsidiaries use the single discount rate approach.
(2)Developed by management using best estimates of expected returns, volatilities and correlations for each class of asset. Best estimates are based on historical performance, future expectations and periodic portfolio rebalancing among the diversified asset classes.
(3)The projected 2023 weighted average health care cost trend rate is 6.17% and is assumed to decrease over the next 12 years to the weighted average ultimate health care cost trend rate of 4.48% in 2034 and thereafter.

40	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
23. EMPLOYEE FUTURE BENEFITS (cont'd)

Expected Benefit Payments	Defined Benefit	OPEB
($ millions)	Pension Payments	Payments
2023	$177	$30
2024	183	32
2025	190	33
2026	197	35
2027	203	35
2028-2032	1,094	191

During 2023, the Corporation expects to contribute $35 million for defined benefit pension plans and $20 million for OPEB plans.

In 2022, the Corporation expensed $47 million (2021 - $44 million) related to defined contribution pension plans.

24. SUPPLEMENTARY CASH FLOW INFORMATION

($ millions)	2022	2021
Cash paid (received) for
Interest	1,057	986
Income taxes	79	(13)

Change in working capital
Accounts receivable and other current assets	(479)	(88)
Prepaid expenses	(22)	(15)
Inventories	(153)	(56)
Regulatory assets - current portion	(307)	(99)
Accounts payable and other current liabilities	449	164
Regulatory liabilities - current portion	33	(50)
	(479)	(144)

Non-cash investing and financing activities
Accrued capital expenditures	411	432
Common share dividends reinvested	364	356
Contributions in aid of construction	13	13

25. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value, with certain exceptions, including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Cash flow associated with the settlement of all derivatives is included in operating activities on the consolidated statements of cash flows.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

41	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
25. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at December 31, 2022, unrealized losses of $84 million (2021 - $20 million) were recognized as regulatory assets and unrealized gains of $224 million (2021 - $52 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values are measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. In 2022, unrealized gains of $34 million (2021 - $21 million) were recognized in revenue.

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $114 million and terms of one to three years expiring at varying dates through January 2025. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. In 2022, unrealized losses of $22 million (2021 - unrealized gains of $17 million) were recognized in other income, net.

Foreign Exchange Contracts
The Corporation holds U.S. dollar-denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through May 2024 and have a combined notional amount of $352 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. In 2022, unrealized losses of $9 million (2021 - $11 million) were recognized in other income, net.

Interest Rate Swaps
ITC entered into forward-starting interest rate swaps to manage the interest rate risk associated with planned borrowings. The swaps, which had a combined notional value of US$450 million, were terminated in September 2022 with the issuance of US$600 million senior notes and realized gains of $52 million (US$39 million) were recognized in other comprehensive income, which will be reclassified to earnings as a component of interest expense over five years.

Cross-Currency Interest Rate Swaps
In May 2022, the Corporation entered into cross-currency interest rate swaps with a 7-year term to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt (Note 14). The Corporation designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on secured overnight financing rates. In 2022, unrealized losses of $17 million were recorded in other comprehensive income.

Other Investments
UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. These investments are recorded at fair value based on quoted market prices in active markets. Gains and losses are recognized in other income, net. In 2022, unrealized losses of $11 million (2021 - unrealized gains of $5 million) were recognized in other income, net.

42	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
25. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Recurring Fair Value Measures
The following table presents derivative assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at December 31, 2022
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	304	—	304
Energy contracts not subject to regulatory deferral (2)	—	49	—	49
Other investments (4)	150	—	—	150
	150	353	—	503

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(164)	—	(164)
Energy contracts not subject to regulatory deferral (5)	—	(8)	—	(8)
Foreign exchange contracts, total return and cross-currency interest rate swaps (5)	—	(26)	—	(26)
	—	(198)	—	(198)

As at December 31, 2021
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	78	—	78
Energy contracts not subject to regulatory deferral (2)	—	16	—	16
Foreign exchange contracts, total return and interest rate swaps (2)	23	2	—	25
Other investments (4)	137	—	—	137
	160	96	—	256

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(46)	—	(46)
Energy contracts not subject to regulatory deferral (5)	—	(3)	—	(3)
	—	(49)	—	(49)
(1)Under the hierarchy, fair value is determined using: (i) Level 1 - unadjusted quoted prices in active markets; (ii) Level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) Level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in cash and cash equivalents and other assets
(5)Included in accounts payable and other current liabilities or other liabilities

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

($ millions)	Gross Amount Recognized In Balance Sheet	Counterparty Netting of Energy Contracts	Cash Collateral Received/Posted	Net Amount
As at December 31, 2022
Derivative assets	353	54	63	236
Derivative liabilities	(172)	(54)	—	(118)

As at December 31, 2021
Derivative assets	94	25	7	62
Derivative liabilities	(49)	(25)	—	(24)

43	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
25. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Volume of Derivative Activity
As at December 31, 2022, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	2022	2021
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	586	509
Electricity power purchase contracts (GWh)	224	731
Gas swap contracts (PJ)	185	151
Gas supply contract premiums (PJ)	148	144
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	1,886	1,886
Gas swap contracts (PJ)	34	29
(1)GWh means gigawatt hours and PJ means petajoules

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable due to the suspension of collection efforts in response to the COVID-19 pandemic, as well as higher commodity prices. Central Hudson continues to proactively contact customers regarding past-due balances to advise them of financial assistance available through federal and state programs, and collection efforts are expected to expand in 2023. Under its regulatory framework, Central Hudson can defer uncollectible write-offs that exceed 10 basis points above the amounts collected in customer rates for future recovery.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non‑performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $178 million as at December 31, 2022 (2021 - $59 million).

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Fortis Belize Limited and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has limited this exposure through hedging.

As at December 31, 2022, US$2.9 billion (2021 - US$2.2 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$10.6 billion (2021 - US$10.8 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at December 31, 2022, the carrying value of long-term debt, including current portion, was $28.6 billion (2021 - $25.5 billion) compared to an estimated fair value of $25.8 billion (2021 - $28.8 billion).

44	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
26. COMMITMENTS AND CONTINGENCIES

As at December 31, 2022, unconditional minimum purchase obligations were as follows.

($ millions)	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Gas and fuel purchase obligations (1)	5,720	1,024	516	461	374	328	3,017
Waneta Expansion capacity agreement (2)	2,472	54	55	56	58	59	2,190
Renewable PPAs (3)	1,926	131	131	131	131	130	1,272
Power purchase obligations (4)	1,691	334	253	191	192	113	608
ITC easement agreement (5)	380	14	14	14	14	14	310
Debt collection agreement (6)	106	3	3	3	3	3	91
Renewable energy credit purchase agreements (7)	77	18	14	7	7	6	25
Other (8)	132	21	9	20	3	3	76
	12,504	1,599	995	883	782	656	7,589

(1)    FortisBC Energy ($4,804 million): includes contracts of $2,720 million for the purchase of renewable natural gas expiring in 2044 and contracts of $2,084 million for the purchase of gas, renewable gas, gas transportation and storage services, expiring in 2062. FortisBC Energy's gas purchase obligations are based on gas commodity indices that vary with market prices and the obligations are based on index prices as at December 31, 2022. The renewable gas supply obligations disclosed reflect the contracted price per GJ between the Corporation and the suppliers.

UNS Energy ($801 million): includes long-term contracts for the purchase and delivery of coal to fuel generating facilities, the purchase of gas transportation services to meet load requirements, the purchase of transmission services for purchased power, as well as natural gas commodity agreements based on projected market prices as of December 31, 2022. Amounts paid for coal depend on actual quantities purchased and delivered. Certain contracts have price adjustment clauses that will affect future costs. These contracts have various expiry dates through 2040.

(2)    FortisBC Electric is a party to an agreement to purchase capacity from the Waneta Expansion hydroelectric generating facility for forty-years, beginning April 2015.

(3)    TEP and UNS Electric are party to renewable PPAs, with expiry dates from 2027 through 2051, that require TEP and UNS Electric to purchase 100% of the output of certain renewable energy generating facilities and RECs associated with the output delivered once commercial operation is achieved. Amounts are the estimated future payments.

(4)    Maritime Electric ($746 million): includes an energy purchase agreement and transmission capacity contract for 30 MW of capacity to PEI with New Brunswick Power, expiring December 2026 and November 2032, respectively. The agreements entitle Maritime Electric to approximately 4.55% of the output of New Brunswick Power's Point Lepreau nuclear generating station and require Maritime Electric to pay its share of the station's capital operating costs for the life of the unit.

FortisOntario ($489 million): an agreement with Hydro-Québec for the supply of up to 145 MW of capacity and a minimum of 537 GWh of associated energy annually through December 2030.

FortisBC Electric ($258 million): includes an agreement with BC Hydro to purchase up to 200 MW of capacity and 1,752 GWh of associated energy annually for a 20-year term beginning October 1, 2013.

UNS Energy ($153 million): an agreement with Salt River Project Agricultural Improvement and Power District to purchase up to 300 MW of capacity, power and ancillary services through 2023. TEP will pay monthly capacity charges and variable power charges.

(5)    ITC is party to an agreement with Consumers Energy, the primary customer of METC, which provides METC with an easement for transmission purposes and rights-of-way, leasehold interests, fee interests and licenses associated with the land over which its transmission lines cross. The agreement expires in December 2050, subject to 10 potential 50-year renewals thereafter unless METC gives notice of non-renewal at least one year in advance.

(6)    Maritime Electric is party to a debt collection agreement with PEI Energy Corporation for the initial capital cost of the submarine cables and associated parts of the New Brunswick transmission system interconnection. Payments under the agreement, which expires in February 2056, are collected in customer rates.

(7)    UNS Energy and Central Hudson are party to REC purchase agreements, mainly for the purchase of environmental attributions from retail customers with solar installations or other renewable generation. Payments are primarily made at contractually agreed-upon intervals based on metered energy production.

(8)    Includes AROs and joint-use asset and shared service agreements.

45	FORTIS INC.	DECEMBER 31, 2022

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021
26. COMMITMENTS AND CONTINGENCIES (cont'd)

Other Commitments
Under a funding framework with the Governments of Ontario and Canada, Fortis will contribute a minimum of approximately $155 million of equity capital to the Wataynikaneyap Partnership, based on Fortis' proportionate 39% ownership interest and the final regulatory-approved capital cost of the related project. The Wataynikaneyap Partnership has loan agreements in place to finance the project during construction. In the event a lender under the loan agreements realizes security on the loans, Fortis may be required to accelerate its equity capital contributions, which may be in excess of the amount otherwise required of Fortis under the funding framework, to a maximum total funding of $235 million.

UNS Energy has joint generation performance guarantees with participants at Four Corners and Luna, with agreements expiring in 2041 and 2046 respectively, and at San Juan and Navajo through decommissioning. The participants have guaranteed that in the event of payment default, each non-defaulting participant will bear its proportionate share of expenses otherwise payable by the defaulting participant. In exchange, the non-defaulting participants are entitled to receive their proportionate share of the generation capacity of the defaulting participant. In the case of San Juan and Navajo, participants would seek financial recovery from the defaulting party. There is no maximum amount under these guarantees, except for a maximum of $339 million for Four Corners. As at December 31, 2022, there was no obligation under these guarantees.

Central Hudson is a participant in an investment with other utilities to jointly develop, own and operate electric transmission projects in New York State. Central Hudson's maximum commitment is $74 million, for which it has issued a parental guarantee. As at December 31, 2022, there was no obligation under this guarantee.

As at December 31, 2022, FortisBC Holdings Inc. ("FHI") had $142 million of parental guarantees outstanding to support storage optimization activities at Aitken Creek.

Contingency
In April 2013, FHI and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline right-of-way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in 2007. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued as the outcome cannot yet be reasonably determined.

46	FORTIS INC.	DECEMBER 31, 2022